AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2000
REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Integrated Information Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	7379 (Primary Standard Industrial Classification Code Number)	86-0624332 (I.R.S. Employer Identification No.)

1560 W. Fountainhead Parkway

Tempe, Arizona 85282
(480) 317-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James G. Garvey, Jr.

President, Chief Executive Officer, and Chairman
of the Board of Directors
Integrated Information Systems, Inc.
1560 W. Fountainhead Parkway
Tempe, Arizona 85282
(480) 317-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS

SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

Steven D. Pidgeon J. Michael Christopher M. Lawrence Brown Snell & Wilmer L.L.P. One Arizona Center Phoenix, Arizona 85004 (602) 382-6000	Carmelo M. Gordian Michael C. Todd Mary Ann James David B. Jones Brobeck, Phleger & Harrison LLP 301 Congress Avenue, Suite 1200 Austin, Texas 78701 (512) 477-5495

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act, check the following box:  [   ]

     If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]  _______________

     If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]  _______________

     If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]  _______________

     If delivery of the prospectus is expected to be made under Rule 434, check the following box:  [   ]

CALCULATION OF REGISTRATION FEE

Title of Shares	Proposed Maximum	Amount of
to be Registered	Aggregate Offering Price	Registration Fee

Common stock, par value $.001	$69,000,000(1)(2)	$18,216

(1)	Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares of common stock subject to an option granted to the underwriters’ solely to cover over-allotments, if any.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Prospectus

SUBJECT TO COMPLETION, DATED JANUARY 18, 2000

[INTEGRATED INFORMATION SYSTEMS LOGO]

              Shares

Common Stock

        Integrated Information Systems, Inc. is offering       shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “IISX.” We anticipate that the initial public offering price will be between $     and $     per share.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to Integrated Information Systems	$	$

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters may purchase up to an additional       shares of common stock from a selling stockholder and us to cover over-allotments.

Robertson Stephens

U.S. Bancorp Piper Jaffray

Robert W. Baird & Co.

Legg Mason Wood Walker

Incorporated

The date of this prospectus is           , 2000

INSIDE FRONT COVER

      Planetary illustration with “INFORMATION IS THE ONE TRUE GLOBAL CURRENCY. SPEND IT WISELY.” superimposed thereon. Surrounding the illustration is a line of repeating text which reads “INNOVATIONS FOR THE NEW E-CONOMY.” Company’s logo is located in the bottom right hand corner of the illustration.

GATEFOLD

First Page of Gatefold:

      Graphic of an arc area covering approximately  1/3 of the left side of the page. In the top half of the arc is written “IIS POSITIONING.” Below this is written “IIS is a full-service provider of integrated Internet solutions focused exclusively on the digital transformation of business.” In the bottom half of the page is written “IIS PROMISE.” Below this is written “We are committed to helping businesses understand the full potential of the Internet. By developing innovative e-business solutions with a focus on speed-to-market, we enable them to realize this potential.”

      Graphic of three dimensional pyramid in the middle of the remainder of page. Above triangle is written “IIS APPROACH, We offer a unique integrated full-service approach that goes beyond the traditional service model.”

Second Page of Gatefold:

      The page includes five paragraphs of text. The first paragraph is titled “STRATEGY CONSULTING” and reads as follows:

“With our e-business strategy consulting services, we are able to assess every aspect of a client’s transition to a Web-based environment. These services include e-business transformation planning, competitive uses of the Internet, Web presence planning, and business process evaluation.”

      The second paragraph is titled “CUSTOMER EXPERIENCE DESIGN” and reads as follows:

“Our design solutions combine technical expertise with creative design. We focus on providing both an interactive environment for the customers of our clients’ sites as well as capturing the information necessary for our clients to make critical business decisions. This is accomplished through the navigation and interactivity requirements, interface information architecture, and creative design of user interface.”

      The third paragraph is titled “APPLICATION DEVELOPMENT AND INTEGRATION” and reads as follows:

“We conduct application development with the entire enterprise information technology framework in mind. Our services include e-business systems development and implementation, integration of new Internet solutions with legacy systems, order management and fulfillment integration, customer relationship management, and business intelligence systems which provide dynamic analysis and presentation of dispersed information.”

      The fourth paragraph is titled “NETWORK INFRASTRUCTURE SERVICES” and reads as follows:

“Our Network Infrastructure Services are designed to help our clients expand beyond the traditional physical confines of business. To achieve this, we create a single seamless and fully integrated Web-based system. The services include network design and architecture, information security, remote network monitoring and systems management, data center support, performance analysis and optimization recommendations, enterprise storage, and business continuation.”

      The fifth paragraph is titled “APPLICATION MANAGEMENT SERVICES” and reads as follows:

“Through our Application Management Services, we are able to provide complete outsourcing of infrastructure, as well as the ongoing development and maintenance of client applications. This allows us to maintain and strengthen our client interaction and growth. Our Internet data center features comprehensive redundancy systems, disaster recovery, security, 24/7 customer care, and application enhancement and content management.”

Inside Back Cover

      Graphic of an arc area covering approximately 1/3 of the right side of the page. At the top of this graphic is a paragraph titled “THE REACH OF OUR INDUSTRY EXPERTISE IS AS WIDE AS THE WEB ITSELF” which reads as follows:

“From retail to financial services to health care, we’re helping businesses realize the full potential of the Internet.”

      At the bottom of this graphic is the Company’s logo.

      The left  2/3 of the page contains screen shots of three web pages. At the top of the page is a screen shot from Checker Auto Parts’ Web site. To the right of this is the following text:

“CSK is the largest retailer of automotive parts and accessories in the western United States. IIS implemented an e-commerce solution that expanded CSK’s ability to sell beyond its current geographic presence.” The result was a reliable, scaleable e-commerce site with greater customer reach than ever before.

      In the middle of the page is a screen shot from Employee Solutions’ Web site. To the right of this is the following text:

“ESI provides administrative and payroll services. Using Internet technologies, IIS re-engineered the way ESI interacts with their primary customers. The solution has allowed ESI to create better relationships with its clients while significantly reducing the cost of customer support.”

TABLE OF CONTENTS

INSIDE FRONT COVER
GATEFOLD
Inside Back Cover
FORWARD-LOOKING STATEMENTS; MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS AND RELATIONSHIPS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Until             , 2000 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      We have filed for trademark registration of “Integrated Information Systems,” “Dimensions,” “Innovations for the new economy,” “nextdimension,” and other trademarks. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including in our consolidated financial statements and related notes.

Integrated Information Systems, Inc.

Our Business

      We are a full-service provider of integrated Internet solutions focused exclusively on the digital transformation of businesses. By partnering closely with our clients and leveraging their existing assets and technology base, we are able to deliver customized solutions that fulfill each client’s unique needs. Our service offerings go beyond the traditional service model of strategy consulting, creative design, and Internet application development to include the critical elements of network infrastructure and application management and hosting services. Utilizing our proprietary service delivery methodology, Dimensions, we provide our clients with a framework in which innovative Internet solutions can be conceptualized, enhanced, and implemented with the speed-to-market necessary to succeed in the rapidly evolving Internet environment. We enhance our service and technology capabilities through our relationships with a number of leading technology companies, including Cisco Systems, IBM, Microsoft, Oracle, Sun Microsystems, and Vignette.

Our Market

      The rapidly emerging use of the Internet has significantly altered the business environment of a broad array of companies in numerous industries and is increasingly driving these businesses to employ Internet solutions in order to compete. To effectively execute their transitions to a digital environment, companies are increasingly turning to Internet professional service organizations for assistance. This has created significant opportunity for a fully integrated Internet service provider possessing comprehensive strategy consulting, customer experience design, application development and integration, network infrastructure, and application management and hosting services. According to International Data Corporation, the demand for Internet services is predicted to grow from $7.8 billion in 1998 to $78.5 billion in 2003, representing a compound annual growth rate of approximately 59%.

Our Solution

      We believe that we are one of the few Internet professional services firms offering the full range of services necessary to rapidly transform businesses to a digital environment. The fundamental elements of our solution include:

•	Integrated Full-Service Approach. We provide the broad range of services necessary to meet our clients’ complex e-business needs. The key capabilities underlying our integrated, full-service approach are:

Key Capability	Description

Strategy Consulting	Comprehensive e-business transformation planning
Customer Experience Design	Information architecture and front-end creative design
Application Development and Integration	Engineering and implementation of e-business systems
Network Infrastructure Services	Network and security evaluation, architecture, and implementation
Application Management Services	Hosting and ongoing applications support

•	Advanced e-Business Expertise. We provide our clients with the most current e-business technologies through a unique, internal knowledge sharing process. Through our Centers of Excellence program, senior technology specialists identify, assess, and deploy new technologies throughout our organization. Our Centers of Excellence program ensures the timely integration of new technologies into our service delivery capabilities, enabling our consultants to transfer these technologies across multiple client engagements.

•	Industry-Specific Expertise. We seek to deliver superior solutions for our clients by combining our leading edge Internet technology expertise with an in-depth business knowledge of the industries in which our clients compete. By understanding our clients’ businesses, our consultants effectively act as a liaison between the client and our technology implementation team, reducing the time and personnel commitment otherwise required by a client to convey and translate their unique business concerns.

•	Rapid Implementation Solutions. Our proprietary service methodology, Dimensions, enables us to rapidly provide comprehensive solutions that incorporate our knowledge of the most current leading edge technologies and leverage our extensive expertise in specific vertical markets. This framework facilitates the delivery of clearly conceptualized, enhanced, and implemented solutions with the speed-to-market demanded in today’s rapidly changing e-business environment.

Our Strategy

      Our objective is to become an integral component of our clients’ business success by providing high quality digital solutions. By providing the technologically advanced, customer-specific, and rapidly implemented services demanded in today’s dynamic e-business environment, we seek to build upon our position as a leading provider of Internet professional services. Key elements of our business strategy include:

•	create and expand long-term client relationships;

•	continue to provide leading edge technology expertise;

•	expand geographic presence;

•	strengthen and create key alliances;

•	attract and retain professionals by maintaining our innovative culture; and

•	promote and expand brand recognition.

Our Clients

      We provide our services to a broad range of clients. These clients include many leading and emerging companies in the financial services, health care, local government, manufacturing, and retail industries. Over the past few years, we have performed services for clients such as American Express, CSK Auto, CommercialWare, DentalTown.com, EMC, Employee Solutions, Frederick’s of Hollywood, goracing.com, Intel, PCS Health Systems, and visitalk.com.

Our Offices

      Our executive offices are located at 1560 West Fountainhead Parkway, Tempe, Arizona 85282, and our telephone number is (480)317-8000. Within the past year, we have commenced operations in Atlanta, Boston, Denver, Las Vegas, and Los Angeles and opened a solutions development center in Bangalore, India. Our Web site can be located at www.iisweb.com. Information contained on our Web site should not be considered a part of this prospectus.

The Offering

Common stock offered by Integrated Information Systems	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	For general corporate and working capital purposes, including to fund improvements to our facilities, geographic expansion, increases in our marketing initiatives, hiring of additional personnel and potential acquisitions. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	IISX

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option; and

•	the automatic conversion of all outstanding shares of our Series A, B, and C preferred stock into an aggregate of 4,538,170 shares of common stock.

Except as otherwise indicated, the total number of shares to be outstanding after this offering excludes:

•	2,297,193 shares of common stock issuable upon the exercise of stock options outstanding at January 13, 2000 at a weighted average exercise price of $2.16 per share;

•	2,197,482 shares of common stock reserved for future grants under our stock option plan;

•	400,000 shares of common stock reserved for future issuances under our employee stock purchase plan; and

•	117,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $2.00 per share.

Summary Consolidated Financial Data

(in thousands, except per share data)

      The summary financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Prior to August 24, 1998, we elected to be taxed as an S corporation under the Internal Revenue Code and were not subject to income taxes. Pro forma net earnings (loss) reflects the income taxes that would have been recorded had we been taxed at an effective tax rate of 40%. The earnings (loss) per share and pro forma net earnings (loss) per common share reflects the conversion of our Series A preferred stock as of April 1999, when the shares were issued and the cumulative dividend on preferred stock. The pro forma balance sheet data gives effect to our issuance of 751,879 shares of Series B preferred stock, effective November 4, 1999, for cash proceeds of $2.0 million, and our issuance of 2,119,625 shares of Series C preferred stock, on January 14, 2000, for cash proceeds of $20.2 million. The pro forma as adjusted balance sheet data gives effect to the automatic conversion of all of the outstanding shares of our preferred stock into 4,538,170 shares of common stock upon consummation of this offering and our sale of   shares to be sold in this offering assuming an initial public offering price of $     per share, less the underwriters’ discounts and commission and estimated expenses of the offering.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1994	1995	1996	1997	1998	1998	1999

	(unaudited)	(unaudited)				(unaudited)	(unaudited)

Statement of Operations Data:

Revenues	$1,109	$1,918	$2,456	$5,385	$7,616	$5,313	$14,698

Gross profit	431	689	1,113	2,039	3,360	2,448	7,451

Income (loss) from operations	26	(119)	239	195	(983)	(675)	1,367

Interest expense, net	(2)	(21)	(40)	(144)	(212)	(147)	(172)

Provision for income taxes	—	—	—	—	18	—	423

Net earnings (loss)	24	(140)	199	51	(1,213)	(822)	772

Cumulative dividend on preferred stock	—	—	—	—	—	—	(141)

Pro forma income tax expense (benefit)	10	(56)	80	32	(496)	(329)	—

Pro forma net earnings (loss)	$14	$(84)	$119	$19	$(717)	$(493)	$631

Basic and diluted earnings (loss) per common share	$—	$(.01)	$.02	$.01	$(.12)	$(.08)	$.06

Basic and diluted pro forma net earnings (loss) per common share (unaudited)	$—	$(.01)	$.01	$—	$(.07)	$(.05)	$.06

Weighted average common shares outstanding

Basic	10,000	10,000	10,000	10,000	10,273	10,212	10,801

Diluted	10,000	10,000	10,000	10,145	10,273	10,212	12,346

	September 30, 1999

			Pro Forma
	Actual	Pro Forma	As Adjusted

Balance Sheet Data:

Cash and cash equivalents	$399	$21,794	$

Working capital	3,183	24,578

Total assets	8,931	30,326

Lines of credit, long-term debt, capital lease obligations, and convertible preferred stock, less current installments	4,256	25,651

Total stockholders’ equity	$1,455	1,455

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks actually occurs, our business, results of operations, or financial condition would likely suffer. In this case, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have experienced recent operating losses and may incur operating losses in future periods, which could negatively impact the price of our common stock.

      We had a net loss of approximately $1.2 million for the year ended December 31, 1998. We expect to have a net loss in both the fourth quarter and for the year ended December 31, 1999. We expect to continue to incur operating losses in 2000 and 2001. If we do not achieve continued revenue growth sufficient to absorb our recent and planned expenditures, we could experience additional operating losses in future periods. These losses or any fluctuation in our operating results could cause the market value of our common stock to decline.

We rely on a small number of clients for most of our revenues and our revenues and profitability will decline significantly if we cannot retain or replace, or if we experience collection problems from, these clients.

      We derive, and expect to continue to derive, a significant portion of our revenues from a limited number of clients. In 1998, our three largest clients accounted for approximately 42% of our revenues and during the first nine months of 1999 our two largest clients accounted for approximately 43% of our revenues. One of our current clients, American Express, which first engaged us in the fourth quarter of 1998 and is responsible for a total of 20 active projects as of December 31, 1999, accounted for 35% of our revenues during the first nine months of 1999. In 1997, our two largest clients accounted for approximately 40% of our revenues.

      Virtually all of our client contracts may be canceled by the client following limited notice and without economic penalty; however, the client is responsible for fees earned through the date of contract termination. The revenues derived from specific clients is likely to vary from year to year, and a major client in one year may not use our services in a subsequent year. The loss of a large client or project in any period could result in a decline in our revenues and profitability from period to period, and cause significant and sudden declines or fluctuations in the market value of our common stock. In addition, our reliance on receivables from a limited number of clients and large projects may increase the likelihood that write-offs attributable to one or a few of these clients or projects would exceed our allowance for doubtful accounts and significantly harm our operating results.

If we are unable to attract and retain professional staff, we will be unable to sustain our growth and may be unable to provide our services effectively.

      Our success depends primarily on our ability to attract, develop, motivate, and retain highly-skilled professionals, particularly qualified technical personnel. There is significant competition for professionals with the skills required to perform our services. Qualified individuals are in great demand and are likely to remain a limited resource for the foreseeable future. We may lose prospective qualified employees to clients or competitors. We may not attract a sufficient number of highly skilled professionals, or retain, train, and motivate the professionals that we do attract. Failure to do so could impair our ability to adequately manage and complete our existing projects or obtain new projects. In addition, declines in the trading price of our common stock could materially and adversely affect employee morale and retention and other aspects of our business.

Our results of operations may vary from quarter to quarter in future periods and, as a result, we may not meet the expectations of our investors and analysts, which could cause our stock price to fluctuate or decline.

      Our revenues and results of operations have fluctuated significantly in the past and could fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. These factors include:

•	demand for our services;

•	our ability to attract and retain clients;

•	our ability to attract, motivate, and retain qualified personnel;

•	the number, timing, and significance of new services introduced by our competitors;

•	our ability to develop, market, and introduce new and enhanced services on a timely basis;

•	the level of service and price competition;

•	changes in operating expenses; and

•	changes in the mix of services offered.

      A substantial portion of our operating expense is related to personnel costs, marketing programs, and overhead, which cannot be adjusted quickly and is therefore relatively fixed in the short term. Our operating expenses are based, in significant part, on our expectations of future revenues. If actual revenues are below our expectations, our results of operations and financial condition could be materially and adversely affected.

      Due to all of the above factors and the other risks discussed in this prospectus, you should not rely on period-to-period comparisons of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of analysts and investors. In this event, the market price of our common stock is likely to decline.

Our failure to keep pace with rapid technological changes may decrease our competitiveness and hinder our financial performance.

      Our market and the enabling technologies used by our clients are characterized by rapid, frequent, and significant technological changes. Failure to respond in a timely or cost-effective way to these technological developments would harm our business and operating results. We have derived, and expect to continue to derive, a substantial portion of our revenues from creating e-business or e-commerce systems and solutions that are based upon today’s leading and developing technologies and which are capable of adapting to future technologies. Our historical results of operations may not reflect our new service offerings and may not give you an accurate indication of our ability to adapt to these future technologies. Our failure to keep pace with rapid technological advances would harm our business.

Our failure to meet client expectations or deliver error-free services could result in losses and damage our reputation.

      Many of our engagements involve the delivery of information technology services that are critical to our clients’ businesses. Any defects or errors in these services or failure to meet clients’ specifications or expectations could result in:

•	delayed or lost revenues due to adverse client reaction;

•	requirements to provide additional services to a client at no or a limited charge;

•	refunds of fees for failure to meet obligations;

•	negative publicity about us and our services; and

•	claims for substantial damages against us.

      Any of the foregoing results could adversely affect our business. In addition, we sometimes implement critical functions for high profile clients or for projects that have high visibility and widespread usage in the marketplace. If these functions experience difficulties, whether or not as a result of errors in our services, our name could be associated with these difficulties and our reputation could be damaged, which would harm our business.

We may lose money on fixed-price contracts.

      Although we provide consulting services primarily on a time and materials compensation basis, approximately 11% of our consulting revenue were derived from fixed-price, fixed-time engagements in the nine months ended September 30, 1999, and approximately 43% of our revenues were derived from fixed engagements in 1998. Our failure to accurately estimate the resources required for a fixed-price, fixed-time project or our failure to complete our contractual obligations in a manner consistent with our projections or contractual commitments could harm our overall profitability and our business. From time to time, we have been required to commit unanticipated additional resources to complete some fixed-price, fixed-time projects, resulting in losses on these projects. We believe that we may experience similar situations in the future. In addition, we may negotiate a fixed price for some projects before the design specifications are finalized, resulting in a fixed price that is too low and an adverse effect on our profitability.

Our lack of long-term contracts with clients and our clients’ ability to terminate contracts with little or no notice reduces the predictability of our revenues.

      Our clients generally retain us on an engagement-by-engagement basis, rather than under long-term contracts. In addition, our current clients can generally reduce the scope of or cancel their use of our services without penalty and with little or no notice. As a result, our revenues are difficult to predict. Because we incur costs based on our expectations of future revenues, our failure to predict our revenues accurately may harm our financial condition and results of operations. Although we try to design and build complete e-business systems for our clients, we are sometimes retained to design and build discrete segments of the overall e-business system on an engagement-by-engagement basis. Since the projects of our large clients can involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that the client will cancel or delay additional planned projects. These cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to general business or financial conditions of the client. If a client defers, modifies, or cancels an engagement or chooses not to retain us for additional phases of a project, we must be able to rapidly re-deploy our employees to other engagements in order to minimize underutilization of employees and the resulting harm to our operating results. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. If we are unable to efficiently re-deploy our consultants, our operating results would be harmed.

We may not be successful in retaining our current strategic alliances or entering into new alliances, which could impact our revenues and harm our business.

      We have strategic vendor alliances with over 75 companies. We have written agreements with about one-third of these companies. All of our other relationships rely on oral arrangements. We rely on these strategic relationships for client referral and marketing opportunities, access to advanced technology, and other benefits. These relationships are non-exclusive and the other parties are free to enter into similar or more favorable relationships with our competitors. Whether written or oral, many of the agreements underlying our strategic relationships are general in nature, do not legally bind the parties to transact business with each other or to provide specific client referrals, cross-marketing opportunities, or other intended benefits to each other, have indefinite terms, and may be ended at the will of either party. We may not be able to maintain our existing strategic relationships and may fail to enter into new relationships. If we are unable to maintain these relationships, the benefits we derive from these relationships, including the receipt of important sales leads, co-marketing opportunities, access to emerging technology training and certifications, and other benefits, may be lost. Consequently, we may not be able to offer desired solutions to clients, which would result in lower revenues.

Our growth may suffer if we are unable to open successful new regional offices.

      A key component of our business strategy is to open regional offices in new geographic locations. If we do not implement this strategy successfully we may not grow. We intend to continue to devote resources to opening new offices. If we are unable to select appropriate locations for these offices, to open them efficiently, or to manage them profitably, our business may be harmed.

If our efforts to develop brand awareness are not successful, our revenues may not increase.

      If our marketing efforts are not successful, we may not experience any increase in revenues to offset the increase in our marketing expenses. An element of our business strategy is to develop and maintain widespread awareness of our brand name in our target markets. To promote our name, we plan to increase our marketing expenses, which may cause our operating margins to decline. In addition, our inability to develop brand awareness may limit our ability to grow and adversely affect our revenues.

Competitors could cause us to lose current or future business opportunities and harm our results of operations and ability to grow.

      The business areas in which we compete are intensely competitive and subject to rapid change. We expect competition to continue and to intensify. Our competitors fall into several categories and include a range of entities providing both general management and information technology consulting services and Internet services or solutions focused on discreet e-business segments.

      Many of our competitors have longer operating histories, larger client bases, and greater brand or name recognition, as well as greater financial, technical, marketing, and public relations resources. Our competitors may be able to respond more quickly to technological developments and changes in clients’ needs. Further, as a result of the low barriers to entry, we expect to continue to face additional competition from new entrants into our markets. We do not own any technologies that preclude or inhibit competitors from entering our business. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies, which may place us in a competitive disadvantage.

We may not be able to protect our intellectual property rights and, as a result, we could lose competitive advantages which could adversely affect our operating results.

      Our success is dependent, in part, upon our intellectual property rights. We rely upon a combination of trade secret, confidentiality and nondisclosure agreements, and other contractual arrangements, as well as copyright and trademark laws to protect our proprietary rights. We have no patents or pending patent applications. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into these agreements, and attempt to limit access to and distribution of our proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information or to detect unauthorized use and take appropriate steps to enforce our intellectual property rights or proprietary information.

      We attempt to retain significant ownership or rights to use our internally developed software applications and to build applications which we can market and adapt through further customization for other client projects. Under some of our client contracts, all of our project developments are the property of the client and we have no or limited rights to reuse or provide these developments in other client projects. To the extent that we are unable to negotiate contracts which permit us to reuse code and methodologies, or to the extent that we have conflicts with our clients regarding our ability to do so, we may be unable to provide services to some of our clients within price and timeframes acceptable to these clients.

      Although we believe that our services, trade or service names, and products do not infringe upon the intellectual property rights of others, claims could be asserted against us in the future. If asserted, we may be unable to successfully defend these claims, which could cause us to cease providing some services or products and limit any competitive advantage we derive from our trademarks or names.

We occasionally agree not to perform services for our clients’ competitors, which may limit our ability to generate future revenues and inhibit our business strategy.

      In order to secure particularly large engagements or engagements with industry leading clients, we have agreed on limited occasions not to perform services, or not to utilize some of our intellectual property rights developed for client projects in future projects, for competitors of those clients for limited periods of time ranging from one to three years. In our agreement with American Express, our largest client, we have agreed not to perform services for competitors of American Express for one year after each project completion date and not to assign consultants who have worked on American Express projects to other clients’ competitive projects for six months after completing work for American Express. These non-compete provisions reduce the number of our prospective clients and our potential sources of revenue. These agreements also may limit our ability to execute a part of our business strategy of leveraging our business expertise in discreet industry segments by attracting multiple clients competing in those industries. In addition, these agreements increase the significance of our client selection process because some of our clients compete in markets where only a limited number of companies gain meaningful market share. If we agree not to perform services or to utilize intellectual property rights for a particular client’s competitors or competitive projects, we are unlikely to receive significant future revenues in that particular market.

Our long sales cycles make our revenues difficult to predict and could cause our operating results to be below the expectations of analysts and investors.

      The timing of our revenues is difficult to predict because of the length and variance of the time required to complete a sale. Our sales cycle typically ranges in length from three months to six months and is sometimes longer. Prior to retaining us for a project, our clients often undertake an extensive review of their systems, needs, and budgets and may require approval at various levels within their organization. The unpredictability of our sales cycle could reduce our revenues and negatively impact our quarterly or other periodic operating results, which may fall below the expectations of analysts and cause the market price of our common stock to decline.

Our profitability will suffer if businesses do not adopt and accept application hosting services.

      Our ability to increase revenues and profitability depends in part on the adoption and acceptance of third-party application hosting services by our clients. While we have only recently begun to offer third-party application hosting services, the market for these services is developing rapidly. We intend to expend significant resources to increase our data center capacity to accommodate our hosting services. If we do not generate sufficient revenues from these services, our profitability could be negatively affected.

Some of our clients are emerging companies that have little or no operating history and may lack the resources to pay our fees.

      We derive a significant portion of our revenues from small emerging companies, particularly start-up e-venture companies that have limited operating histories and resources to pay our fees. In addition, we provide services to select start-up companies in exchange for equity in those clients. These companies often have little or no earnings or cash flow and their business is generally at greater risk of failing than more established, traditional businesses. As a result, these clients may be unable to pay for our services in a timely manner, or at all. This would have an adverse effect on our financial position and cash flow and could lead to the inefficient allocation of our professional and other resources. In addition, if the investments we make in these companies decline in value, we may be required to recognize losses on our investments.

We depend on our key personnel; the loss of key personnel may harm our ability to obtain and retain client engagements, maintain a cohesive culture, or compete effectively.

      Our success will depend in large part upon the continued services of a number of key executives, including James Garvey, our President, Chief Executive Officer and founder. We have employment contracts with Mr. Garvey and our other executive officers. Mr. Garvey is precluded under his agreement from competing against us for one year should he leave us. The loss of the services of our executive officers or of one or more of our other key personnel could harm us and cause a loss of investor confidence in our business, which could cause the trading price of our stock to decline. In addition, if one or more of our key employees resigns to join a competitor or to form a competing company, the loss of these employees and any resulting loss of existing or potential clients to any competitor could harm our business. If we lose key personnel, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices, or procedures by these employees. In addition, due to the substantial number of shares of our common stock owned by Mr. Garvey, the loss of Mr. Garvey’s services could cause investor or analyst concern that Mr. Garvey may sell a large portion of his shares or that Mr. Garvey, a significant stockholder, is no longer involved in our business operations. This concern could cause a rapid and substantial decline in the trading price of our common stock.

We may need additional capital which, if not available to us, may alter our business plan or limit our ability to achieve growth and which, if raised, may dilute your ownership interest in us.

      We may need to raise additional funds through public or private equity or debt financings in order to:

•	support additional capital expenditures;

•	take advantage of acquisition or expansion opportunities;

•	develop new services; and

•	address additional working capital needs.

      Our inability to obtain financing on terms acceptable to us, or at all, may negatively affect our business. In addition, if we are able to raise additional capital through the sale of equity securities, your investment in us would be diluted.

Our continued growth may further strain our resources, adversely affecting our business and results of operations.

      Our recent growth at times has strained our managerial and operational resources. This growth may continue to strain our resources. We cannot assure you that we will be able to manage our growth effectively. To manage future growth, we must continue to improve our operating and financial systems, procedures, and controls, and to expand, train, retain, and manage our employee base. If our systems, procedures, and controls are inadequate to support our operations, our expansion could be slowed.

Our business may suffer if growth in the use of the Internet declines.

      Our business is dependent upon continued growth in the use of the Internet by our clients, prospective clients and their customers, suppliers, and other business constituents. If use of the Internet does not increase and commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and, as a result, our revenues would decline. The market for e-business solutions is relatively new and is undergoing significant and rapid development. The acceptance and growth of e-business solutions will be limited if the Internet does not prove to be a viable commercial market. Factors that may affect Internet usage or e-commerce adoption include:

•	actual or perceived lack of security of information;

•	lack of access and ease of use;

•	congestion of Internet traffic;

•	increases in access costs to the Internet;

•	excessive or new governmental regulation;

•	uncertainty regarding intellectual property ownership;

•	reluctance to adopt new business methods; and

•	costs associated with the obsolescence of existing infrastructure.

Risks Related to our Stock and this Offering

The volume of trading and price of our common stock could fluctuate significantly, adversely affecting our stock price.

      Currently there is no public market for our common stock. Although in recent months investors have shown great interest in technology companies focused on the Internet, many publications and market commentators indicate that the stock of these companies trade at overly inflated prices. If investor interest in these stocks declines generally, the price of our common stock could drop suddenly and significantly.

      The trading price or volume of our common stock could also fluctuate due to:

•	quarterly or other periodic variations in our operating results;

•	investor perception of us and the Internet professional services or information technology services markets in general;

•	our failure to achieve financial estimates by securities analysts; and

•	general economic and information technology services market conditions.

The sale of a substantial number of shares of our common stock in the public market could adversely affect their market price, negatively impacting your investment.

      If our stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could decline. Any sales of our common stock also might make it more difficult for us to sell our securities in the future at a time and price that we deem appropriate, if at all. Immediately after this offering, we will have outstanding           shares of common stock. Of these shares, the            shares being offered in this offering will be freely tradable. Some holders of shares of our common stock who held our preferred stock outstanding immediately prior to the offering and one of our warrant holders have registration rights relating to a total of 4,638,170 shares of our common stock, enabling them to require us to register their shares for sale under the Securities Act beginning 150 days after the completion of this offering. Our directors, executive officers, and most of our stockholders have signed lock-up agreements stating that they will not sell, directly or indirectly, any common stock without the prior written consent of the underwriters for a period of 180 days from the date of this prospectus. However, the underwriters may, in their sole discretion and at any time or from time to time, without notice, release all or a portion of the securities subject to the lock-up agreements.

The interests of our controlling stockholder may conflict with our interests or the interests of our other stockholders.

      At the completion of this offering, James Garvey, a director, executive officer, and our founder, will own approximately      % of our outstanding common stock (     % if Mr. Garvey sells a portion of his shares upon exercise of the underwriters’ over-allotment option). Mr. Garvey’s stock ownership and management positions enable him to exert considerable influence over us, including in the election of directors and the approval of actions submitted to our stockholders. In addition, without the consent of Mr. Garvey, we may be prevented from entering into transactions that could be beneficial to us, including a sale of Integrated

Information Systems. The interests of Mr. Garvey as a controlling or significant stockholder could conflict with the interests of our other stockholders.

Our management has broad discretion over the use of proceeds from this offering.

      Our management has significant flexibility in applying the proceeds that we receive in this offering. We intend to use a portion of the proceeds from this offering to fund expansion of and improvements to our facilities, geographic expansion, increases in our marketing initiatives, hiring of additional personnel, and potential acquisitions. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine the value or propriety of our management’s application of the proceeds.

The value of your investment in our common stock will be immediately diluted.

      If you purchase common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders or to be paid by others that may acquire shares by exercising options or warrants granted before this offering. As a result, the value of your investment based on the value of our net tangible assets, as recorded on our books, will be less than the amount that you pay for shares of common stock in this offering. In addition, the total amount of our capital will be less than what it would have been had you and all of the existing stockholders and optionees paid the same amount per share of common stock as you will pay in this offering.

Our charter documents could make it more difficult for a third party to acquire us.

      Our certificate of incorporation and by-laws may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company.

      At the completion of this offering, our by-laws will not permit any person other than at least three members of our board of directors, our President, the Chairman of the Board, or holders of at least a majority of our stock to call special meetings of the stockholders. In addition, a stockholder’s proposal for an annual meeting must be received within a specified period in order to be placed on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at meetings, any third-party takeover or other matter that stockholders wish to vote on that is not supported by the board of directors could be subject to significant delays and difficulties.

FORWARD-LOOKING STATEMENTS; MARKET DATA

      Some of the assertions in this prospectus contain “forward-looking” information as that term is defined by the federal securities laws. These assertions include, among others, those found under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking assertions may be identified by use of the terms “may,” “will,” “expect,” “anticipate,” “estimate,” and similar words, although some forward-looking assertions are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking assertions due to a number of factors, some of which are beyond our control. Factors that could materially and adversely affect our results and cause them to differ from those contained in this prospectus include, but are not limited to:

•	the competitive environment in which we operate;

•	our ability to attract or retain qualified personnel and maintain good employee relations; and

•	any legal claims asserted against us.

      You should also consider carefully the statements under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and other sections of this prospectus which address additional factors that could cause our actual results to differ from those set forth in this prospectus.

      This prospectus contains market data related to our business and the Internet professional services industry. These market data include projections prepared by third parties that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common stock.

      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the shares of common stock we are offering will be $          . If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by us will be $          . “Net proceeds” is what we expect to receive after paying underwriting discounts and commissions and estimated offering expenses. For the purposes of estimating net proceeds, we are assuming that the public offering price will be $     per share.

      We expect to use the proceeds from this offering for general corporate and working capital purposes, including to fund capital improvements to our existing facilities, obtain additional office space, continue development of our data center for our applications hosting operations, increase our marketing efforts, hire additional professional and other personnel, and fund possible acquisitions of other entities. We are not currently in discussions with any other entities regarding acquisitions and have not identified any specific acquisition candidates. Pending such uses, we will invest the net proceeds in investment grade, interest-bearing securities.

      Other than to generate working capital funds for the purposes outlined above, the principal purposes of this offering are:

•	to increase our equity capital;

•	to enhance our ability to use common stock to attract, motivate, and retain professionals and other employees;

•	to increase our visibility and brand awareness in our markets;

•	to provide liquidity to existing stockholders;

•	to facilitate our access to public capital markets for future financing needs; and

•	to enhance our ability to use our capital stock as consideration for any future acquisitions.

      We will not receive any proceeds from the sale of common stock by Mr. Garvey, a selling stockholder if the underwriters exercise their over-allotment option.

DIVIDEND POLICY

      Prior to August 24, 1998, we were a subchapter S corporation under the Internal Revenue Code. Although we made distributions to our shareholders as an S corporation, we have not paid any cash dividends since terminating our S corporation status. We do not intend to pay any cash dividends in the foreseeable future. We intend to retain all available funds for use in the operation and expansion of our business. In addition, our current bank loan facility contains covenants limiting the payment of cash dividends without the bank’s consent.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 1999. Our capitalization is presented:

•	On an actual basis.

•	On a pro forma basis to reflect the issuance of our Series B and Series C preferred stock and the filing of an amended and restated certificate of incorporation in connection with our reincorporation in Delaware.

•	On a pro forma as adjusted basis to reflect:

•	The sale of the shares offered hereby at an assumed initial public offering price of $ per share, after deducting discounts and estimated offering expenses payable by us.

•	The automatic conversion of all outstanding shares of our preferred stock into 4,538,170 shares of common stock upon the closing of this offering. The following table assumes the conversion of our outstanding shares of preferred stock into shares of common stock on a one-for-one basis.

	September 30, 1999

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)

Short-term debt, including line of credit and current installments of capital lease obligations	$1,179	1,179

Long-term debt, including capital lease obligations, less current installments	1,374	1,374

Series A Preferred Stock, $.001 par value, 1,666,666 authorized, issued, and outstanding on an actual and pro forma basis; no shares authorized, issued, or outstanding on a pro forma as adjusted basis	2,882	2,882

Series B Preferred Stock, $.001 par value; no shares authorized, issued and outstanding on an actual basis; 751,879 shares authorized, issued and outstanding on a pro forma basis; no shares authorized, issued or outstanding on a pro forma as adjusted basis	—	1,995

Series C Preferred Stock, $.001 par value; no shares authorized, issued or outstanding on an actual basis; 2,119,625 shares authorized, issued, and outstanding on a pro forma basis; no shares authorized, issued, or outstanding on a pro forma as adjusted basis	—	19,400

Stockholders’ equity:

Common Stock, $.001 par value; 50,000,000 shares authorized on an actual basis, 100,000,000 shares, $.001 par value, authorized, on a pro forma and pro forma as adjusted basis, 10,912,400 shares issued and outstanding on an actual and pro forma basis; shares issued and outstanding on a pro forma as adjusted basis	1,770	1,770

Accumulated deficit	(315)	(315)

Total stockholders’ equity	1,455	1,455

Total capitalization	$6,890	28,285

The foregoing table does not include stock options and warrants to purchase common stock, which are more fully described on page 48.

DILUTION

      At September 30, 1999, our net tangible book value was $4.3 million or $0.40 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding as of September 30, 1999.

      After giving effect to certain adjustments relating to the offering, our pro forma net tangible book value per share on                would have been $     or $     per share. The adjustments made to determine pro forma net tangible book value per share are the following:

•	An increase in total assets to reflect the net proceeds received by us from this offering as described under “Use of Proceeds” (assuming that the public offering price will be $ per share).

•	The addition of the number of shares offered by us under this prospectus to the number of shares outstanding.

      The following table illustrates the pro forma increase in net tangible book value of $     per share to the existing stockholders and the immediate dilution in pro forma net tangible book value (the difference between the offering price per share and net tangible book value per share) to new investors.

Assumed initial public offering price per share		$

Pro forma net tangible book value per share at September 30, 1999	$

Pro forma increase attributable to new investors

Pro forma net tangible book value per share after this offering

Pro forma dilution per share to new investors		$

      The following table summarizes on a pro forma basis, as of September 30, 1999, the differences between the number of shares of common stock purchased from us, the aggregate cost consolidation paid to us, and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$

New investors

Total		%	$	%	$

      The foregoing discussion and tables assume no sale of shares of common stock, including any shares held by existing stockholders, pursuant to the underwriters’ over-allotment option. The above discussion and table assumes no exercise of any stock options or warrants outstanding as of September 30, 1999. To the extent that any of theses options are exercised, there will be further dilution to new investors. Please see “Capitalization.”

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements. We derived the consolidated financial data as of and for the years ended December 31, 1996, 1997, and 1998 from our audited consolidated financial statements included elsewhere in this prospectus. Those consolidated financial statements were audited by KPMG LLP, independent auditors. We derived the consolidated financial data for the years ended December 31, 1994 and 1995 from our unaudited consolidated financial statements that are not included in this prospectus. Financial data as of and for the interim periods ended September 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments necessary to present fairly in all material respects the information included in those statements.

      Prior to August 24, 1998, we elected to be taxed as an S corporation under the Internal Revenue Code. As an S corporation, we were not subject to income taxes. Pro forma net earnings (loss) reflect the income taxes that would have been recorded had we been subject to income taxes as a C corporation for all periods assuming an effective tax rate of 40%. Provision for income taxes and net earnings for the nine months ended September 30, 1999 are actual as we were a C corporation for this period.

      All outstanding shares of preferred stock automatically convert into common stock upon completion of this offering. Due to the significance of the conversion of the preferred stock, net earnings (loss) per share using only common shares would not be meaningful. The pro forma earnings (loss) per common share reflect the conversion of Series A preferred shares as of April 1999, when the shares were issued.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1994	1995	1996	1997	1998	1998	1999

	(unaudited)	(unaudited)				(unaudited)	(unaudited)

	(in thousands, except per share data)

Statements of Operations Data:

Revenues	$1,109	$1,918	$2,456	$5,385	$7,616	$5,313	$14,698

Cost of revenues	678	1,229	1,343	3,346	4,256	2,865	7,247

Gross profit	431	689	1,113	2,039	3,360	2,448	7,451

Operating expenses:

Selling and marketing	47	58	216	510	1,276	902	1,417

General and administrative	358	750	658	1,334	3,067	2,221	4,667

Total operating expenses	405	808	874	1,844	4,343	3,123	6,084

Income (loss) from operations	26	(119)	239	195	(983)	(675)	1,367

Interest expense, net	(2)	(21)	(40)	(144)	(212)	(147)	(172)

Provision for income taxes	—	—	—	—	18	—	423

Net earnings (loss) before preferred dividends	24	(140)	199	51	(1,213)	(822)	772

Cumulative dividend on preferred stock	—	—	—	—	—	—	(141)

Net earnings (loss) attributable to common stockholders	$24	$(140)	$199	$51	$(1,213)	$(822)	$631

Pro forma income tax expense (benefit)	10	(56)	80	32	(496)	(329)	—

Pro forma net earnings (loss)	$14	$(84)	$119	$19	$(717)	$(493)	$631

Basic and diluted earnings (loss) per common share	$—	$(.01)	$.02	$.01	$(.12)	$(.08)	$.06

Basic and diluted pro forma net earnings (loss) per common share (unaudited)	$—	$(.01)	$.01	$—	$(.07)	$(.05)	$.06

Weighted average common shares outstanding:

Basic	10,000	10,000	10,000	10,000	10,273	10,212	10,801

Diluted	10,000	10,000	10,000	10,145	10,273	10,212	12,346

Balance Sheet Data:

Cash and cash equivalents	$21	$4	$3	$90	$392	$221	$399

Working capital (deficit)	(62)	(259)	(1)	320	16	189	3,183

Total assets	324	342	653	2,062	3,495	3,290	8,931

Lines of credit, long-term debt, capital lease obligations and convertible preferred stock less current installments	—	59	143	985	1,032	1,077	4,256

Total stockholders’ equity (deficiency)	79	(121)	78	180	(56)	98	1,455

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

      We began operations in 1989 to assist clients in adopting new technologies. Initially focused on the microcomputer industry, we shifted our focus to client/ server technologies in 1993, and then to Internet-related technologies beginning in 1997.

      Our revenues have increased rapidly in recent periods. To meet increasing requirements resulting from our revenue growth, and in anticipation of further growth, we have significantly expanded our infrastructure. We have hired senior executives, increased our sales and marketing efforts, established new regional offices, expanded our physical facilities, including the development of a data center which houses our application hosting services, and initiated efforts to increase our brand awareness.

      We derive our revenues primarily from the delivery of professional services. We offer our services to clients under time and materials contracts or under fixed-price contracts. For time and material projects, we recognize revenues based on the number of hours worked by consultants at a rate per hour agreed upon with our clients. We recognize revenues from fixed-price contracts on a percentage-of-completion method based on project hours worked. In certain fixed-price contracts, including application management clients, we also charge a one-time setup fee, which we recognize when the setup is complete. The percentage of our revenues from fixed fee contracts was 11% for the nine months ended September 30, 1999 and 43% in 1998. As we have shifted our technology focus to the Internet, we expect to provide a greater portion of our services on a time and materials basis.

      Our cost of revenues consist primarily of employee compensation and benefits for project personnel. Sales and marketing expenses consist primarily of compensation and benefits, and the costs of marketing programs. General and administrative expenses consist primarily of compensation and benefits for our executive management and our finance, administration, information technology, recruiting, and human resources personnel. General and administrative expenses also include research and development expense, depreciation, and operating expenses such as rent, insurance, telephones, office supplies, travel, outside professional services, training, and facilities costs. We expect all of our costs to increase as we add additional personnel, expand our sales and marketing efforts, open new offices, increase our recruiting efforts, enhance our information systems, and incur additional costs related to the growth of our business and operations as a public company.

      We have historically derived and believe that we will continue to derive a significant portion of our revenues from a limited number of clients who may change from year to year. Any cancellation, deferral, or significant reduction in work performed for our principal clients could harm our business and cause our operating results to fluctuate significantly from period to period. In addition, we plan to continue to expand our operations by hiring additional consultants and other employees, and adding new offices, systems, and other infrastructure. As a result of our continued infrastructure buildup and increase in operating expenses, we anticipate incurring a net loss in the fourth quarter of 1999 that will result in a net loss for the year, as well as net losses for the years 2000 and 2001. Further, we believe that our quarterly revenue and operating results are likely to vary significantly in the future and that period-to-period comparisons of our operating results may not necessarily be meaningful and should not be relied upon as indications of future performance.

Results of Operations

      The following table sets forth selected financial data for the periods indicated expressed as a percentage of revenues:

				Nine Months Ended
	Year Ended December 31,			September 30,

	1996	1997	1998	1998	1999

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues	54.7	62.1	55.9	53.9	49.3

Gross profit	45.3	37.9	44.1	46.1	50.7

Operating expenses:

Selling and marketing	8.8	9.5	16.8	17.0	9.6

General and administrative	26.8	24.7	40.3	41.8	31.8

Total operating expenses	35.6	34.2	57.1	58.8	41.4

Income (loss) from operations	9.7	3.7	(13.0)	(12.7)	9.3

Interest expense, net	1.6	2.7	2.8	2.8	1.2

Earnings (loss) before income tax expense (benefit)	8.1	1.0	(15.8)	(15.5)	8.1

Pro forma income tax expense (benefit)(1)	3.3	0.6	(6.3)	(6.2)	2.9

Pro forma net earnings (loss)(1)	4.8%	0.4%	(9.5)%	(9.3)%	5.2%

(1)	Provision for income tax expense and net earnings for the nine months ended September 30, 1999 are actual as we were a C corporation for this period.

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

      Revenues. Revenues increased 177% to $14.7 million in the nine months ended September 30, 1999 from $5.3 million in the nine months ended September 30, 1998. The increase in revenues reflects increases in both the size and number of client projects. Revenues from American Express were $5.2 million in the nine months ended September 30, 1999, and zero in the nine months ended September 30, 1998.

      Cost of Revenues. Cost of revenues increased 153% to $7.2 million for the nine months ended September 30, 1999 from $2.9 million in the nine months ended September 30, 1998. This increase was due primarily to an increase in project personnel from 89 at September 30, 1998 to 213 at September 30, 1999. As a percentage of revenues, cost of revenues decreased from 54% for the nine months ended September 30, 1998 to 49% for the nine months ended September 30, 1998, primarily due to increases in pricing and increases in utilization of project personnel.

      Selling and Marketing Expenses. Selling and marketing expenses increased 57% to $1.4 million in the nine months ended September 30, 1999 from $902,000 in the nine months ended September 30, 1998. The increase was due primarily to the addition of personnel in the sales and marketing departments in the nine months ended September 30, 1999. Additionally, the increase was due to increased advertising and promotional expenses in 1999. As a percentage of revenues, selling and marketing expenses decreased to 10% in the nine months ended September 30, 1999 from 17% in the nine months ended September 30, 1998. The decrease is due to the significant growth in revenues in 1999 and to the development of substantial additional business from existing clients.

      General and Administrative Expenses. General and administrative expenses increased 110% to $4.7 million in the nine months ended September 30, 1999 from $2.2 million in the nine months ended September 30, 1998. The increase was primarily due to an increase in administrative personnel in the nine months ended September 30, 1999. In addition, the Company incurred significant increases in expenses related to training, insurance, depreciation, and rent expense during the 1999 period. As a percentage of revenues, general and administrative costs decreased to 32% in the nine months ended September 30, 1999 from 42% in the nine months ended September 30, 1998.

      Interest Expense. Interest expenses are related to borrowings under our credit facility and capital leases. Interest expense increased to $172,000 in the nine months ended September 30, 1999 from $147,000 in the nine months ended September 30, 1998.

      Pro Forma Income Tax Expense. Our effective combined federal and state income tax rate for the nine months ended September 30, 1999 was 35% and our pro forma effective rate for the corresponding 1998 period was 40%. The effective rate for the 1999 period was reduced primarily by the effects of cash to accrual conversion for income tax purposes.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Revenues. Revenues increased 41% to $7.6 million in 1998 from $5.4 million in 1997. The increase in revenues was due primarily to increases in both the size and number of client projects.

      Cost of Revenues. Cost of revenues increased 27% to $4.3 million in 1998 from $3.3 million in 1997. The increase was due primarily to an increase in project personnel to 89 at December 31, 1998, from 56 at December 31, 1997. As a percentage of revenues, cost of revenues decreased from 62% in 1997 to 56% in 1998 due primarily to a decrease in lower margin product sales in 1998.

      Selling and Marketing Expenses. Selling and marketing expenses increased 150% to $1.3 million in 1998 from $510,000 in 1997. The increase was due primarily to increased sales and marketing personnel, advertising, and promotional expenses in 1998. As a percentage of revenues, selling and marketing expenses increased to 17% in 1998 from 9% in 1997.

      General and Administrative Expenses. General and administrative expenses increased 130% to $3.1 million in 1998 from $1.3 million in 1997. The increase was primarily due to an increase in administrative personnel in 1998. The increase was also due to costs associated with supporting more project and sales personnel in 1998. As a percentage of revenues, general and administrative costs increased to 40% in 1998 from 25% in 1997.

      Interest Expense. Interest expense increased to $212,000 in 1998 from $144,000 in 1997. The increase was due to increased borrowings under our credit facility and increased borrowings through capital leases.

      Pro Forma Income Tax Expense. Our pro forma effective combined federal and state income tax rate for 1998 was 40% and our pro forma effective rate for 1997 was 63%. The decrease in the effective tax rate was due to certain non-taxable expenses in 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      Revenues. Revenues increased 119% to $5.4 million in 1997 from $2.5 million in 1996. The increase in revenues reflects increases in both the size and number of client projects. Our 1997 revenues included $1.1 million in product sales relating primarily to one project in which we purchased hardware for the client.

      Cost of Revenues. Cost of revenues increased 149% to $3.3 million in 1997 from $1.3 million in 1996. The increase was primarily due to an increase in project personnel to 56 at December 31, 1997, from 27 at December 31, 1996. Cost of revenues, as a percentage of revenues, increased to 62% in 1997 from 55% in 1996, largely due to rapid growth and delays in making new personnel resources productive in generating revenues and lower margins on the higher than normal product sales in 1997.

      Selling and Marketing Expenses. Selling and marketing expenses increased 136% to $510,000 in 1997 from $216,000 in 1996. The increase was due primarily to increases in advertising and promotional expenses that were associated with increased revenues in 1997. As a percentage of revenues, selling and marketing expenses remained constant at 9% in both twelve-month periods.

      General and Administrative Expenses. General and administrative expenses increased 103% to $1.3 million in 1997 from $658,000 in 1996. The increase was due primarily to the costs associated with supporting more personnel in 1997. As a percentage of revenues, general and administrative costs decreased to 25% in 1997 from 27% in 1996.

      Interest Expense. Interest expense increased to $144,000 in 1997 from $40,000 in 1996. The increase was due to increased borrowings under our credit facility and increased borrowings through capital leases.

      Pro Forma Income Tax Expense. Our pro forma effective combined federal and state income rate for 1997 was 63% and our pro forma effective rate for 1996 was 40%. The increase in the effective tax rate above the federal and state statutory rates reflects certain non-tax deductible expenses.

Quarterly Results of Operations

      The following table sets forth a summary of our unaudited quarterly operating results for each of the seven quarters ended September 30, 1999 and the percentage of our revenues represented by each item in the respective quarters. This data has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for a full year or in any future period. Provision for income tax expense and net earnings (loss) for the quarters ended December 31, 1998, March 31, 1999, June 30, 1999, and September 30, 1999 are actual as we were a C corporation for these periods.

	Quarters Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	1998	1998	1998	1998	1999	1999	1999

Statement of Operations Data:

Revenues	$1,149	$1,999	$2,165	$2,303	$3,253	$5,050	$6,395

Cost of revenues	833	897	1,136	1,391	1,648	2,250	3,349

Gross profit	316	1,102	1,029	912	1,605	2,800	3,046

Operating expenses:

Selling and marketing	241	304	358	374	359	472	586

General and administrative	603	689	928	846	908	1,414	2,345

Total operating expenses	844	993	1,286	1,220	1,267	1,886	2,931

Income (loss) from operations	(528)	109	(257)	(308)	338	914	115

Interest expense, net	46	42	59	64	59	49	64

Earnings (loss) before income tax expense (benefit)	(574)	67	(316)	(372)	279	865	51

Pro forma income tax expense (benefit)	(228)	28	(125)	18	99	306	18

Pro forma net earnings (loss)	$(346)	$39	$(191)	$(390)	$180	$559	$33

As a Percentage of Revenues:

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues	72.4	44.9	52.5	60.4	50.7	44.6	52.4

Gross profit	27.6	55.1	47.5	39.6	49.3	55.4	47.6

Operating expenses:

Selling and marketing	21.0	15.2	16.5	16.2	11.0	9.3	9.2

General and administrative	52.5	34.5	42.9	36.7	27.9	28.0	36.7

Total operating expenses	73.5	49.7	59.4	52.9	38.9	37.3	45.9

Income (loss) from operations	(45.9)	5.4	(11.9)	(13.3)	10.4	18.1	1.7

Interest expense, net	4.0	2.1	2.7	2.8	1.8	1.0	1.0

Earnings (loss) before income tax expense (benefit)	(49.9)	3.3	(14.6)	(16.1)	8.6	17.1	0.7

Pro forma income tax expense (benefit)	(19.8)	1.4	(5.8)	0.8	3.0	6.1	0.3

Pro forma net earnings (loss)	(30.1)%	1.9%	(8.8)%	(16.9)%	5.6%	11.0%	0.4%

Liquidity and Capital Resources

      Since inception, we have funded our operations and investments in property and equipment through cash generated from operations, capital lease financing arrangements, bank borrowings, and equity financings. At September 30, 1999, we had approximately $399,000 in cash and cash equivalents and $3.2 million in working capital. In January 2000, we raised $20.2 million, before expenses through a private placement of Series C preferred stock to institutional and other accredited investors.

      Net cash used in operating activities in the nine months ended September 30, 1999 and 1998 was $1.7 million and $1.0 million, respectively. Net cash used in operating activities for the years ended December 31, 1998 and 1997 was $1.3 million and $247,000, respectively. Cash used in operating activities in each of these periods was the result of increases in accounts receivable and unbilled revenues on contracts, partially offset by increases in accounts payable and accrued expenses. In 1998, cash used in operating activities was also the result of net losses, adjusted for non-cash items primarily related to depreciation and amortization.

      Net cash used in investing activities in the nine months ended September 30, 1999 was $971,000 compared to net cash used in investing activities of $10,000 in the nine months ended September 30, 1998. Net cash used in investing activities for the years ended December 31, 1998 and 1997 was $64,000 and $236,000, respectively. We are in the process of expanding our data center in which we provide application hosting and are expanding geographically. We anticipate capital expenditures of $9.5 million in 2000 to accommodate our planned growth. Cash used in investing activities in each period consisted primarily of purchases of furniture and equipment.

      Net cash provided by financing activities in the nine months ended September 30, 1999 and 1998 was $2.7 million and $1.1 million, respectively. In 1999, cash provided by financing activities was from the sale of our common stock, sale of our preferred stock, and borrowings under our credit facility. In 1998, cash provided by financing activities was from the sale of our common stock and borrowings under our credit facility. Net cash provided by financing activities for the years ended December 31, 1998 and 1997 was $1.6 million and $570,000, respectively. In 1997, the cash provided by financing activities was almost entirely from borrowings under our credit facility.

      Non-cash investing and financing activities for the nine months ended September 30, 1999 and 1998 was $1.1 million and $446,000, respectively. Non-cash investing and financing activities for the years ended December 31, 1998 and 1997 consisted of new capital lease obligations of $464,000 and $452,000, respectively.

      As of December 31, 1999, we had a $2.0 million line of credit, a $2.1 million multiple advance term loan, and a master lease agreement to finance up to $1.7 million of computer equipment, all with Imperial Bank. These facilities are secured by substantially all of our assets. The line of credit and the term loan bear interest at a rate of prime plus 1% (9.5% at December 31, 1999). The master lease agreement has an implied interest rate of approximately 10.5%. As of December 31, 1999, there was approximately $1.0 million outstanding under the line of credit, $885,000 under the term loan, and $1.4 million pursuant to the master lease agreement. The line of credit and term loan require compliance with certain financial and other covenants. The line of credit is subject to renewal on April 30, 2000, the term loan matures on June 30, 2004, and the master lease agreement expires on various dates through June 2002. We expect to use the proceeds from the private placement of our Series C preferred stock to pay down the outstanding balance on the line of credit and the term loan.

      We believe that the net proceeds from this offering, combined with current cash balances and amounts available under our credit facilities, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, there can be no assurance that we will not require additional financing within this time frame or that such additional financing, if needed, will be available on terms acceptable to us, if at all.

Market Risk

      To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe that the market risks associated with these financial instruments are immaterial.

      All of our revenues are realized currently in U.S. dollars and are from customers primarily in the United States. Therefore, we do not believe that we currently have any significant direct foreign currency exchange rate risk.

Year 2000

      Many currently installed computer systems and software products were coded to accept only two-digit year entries in the date code field. Consequently, subsequent to December 31, 1999, many of these systems became subject to failure or malfunction. Although we are not aware of any material Year 2000 issues at this time, Year 2000 problems may occur or be made known to us in the future. Year 2000 issues may possibly affect software solutions developed by us or third-party software incorporated into our solutions. We generally do not guarantee that the software licensed from third parties by our clients is Year 2000 compliant, but we sometimes do warrant that the solutions developed by us are Year 2000 compliant.

BUSINESS

Overview

      We are a full-service provider of integrated Internet solutions focused exclusively on the digital transformation of businesses. By partnering closely with our clients and leveraging the client’s existing assets and technology base, we are able to deliver customized solutions that fulfill each client’s unique needs. Our service offerings go beyond the traditional service model of strategy consulting, creative design, and application development to include the critical elements of network infrastructure and application management and hosting services. Utilizing our proprietary service delivery methodology, Dimensions, we provide our clients with a framework in which innovative Internet solutions can be conceptualized, enhanced, and implemented with the speed-to-market necessary to succeed in the rapidly evolving Internet environment.

      We enhance our service and technology capabilities through our relationships with a number of leading technology providers, including Cisco Systems, IBM, Microsoft, Oracle, Sun Microsystems, and Vignette. We focus on developing relationships with key technology companies that add value to our portfolio of service offerings and provide services or benefits complementary to our solutions. We believe these relationships provide us with many benefits, including cross-marketing and sales opportunities, advanced professional training, and certifications in emerging technologies.

      Our primary offices are based in the Phoenix metropolitan area. During the past year we commenced operations in Atlanta, Boston, Denver, Las Vegas, and Los Angeles, and opened a solution development center in Bangalore, India. Our clients include many leading and emerging companies in the financial services, healthcare, manufacturing, and retail industries. Over the past few years, we have performed services for clients such as American Express, CSK Auto, CommercialWare, DentalTown.com, EMC, Employee Solutions, Frederick’s of Hollywood, goracing.com, Intel, PCS Health Systems, and visitalk.com.

Industry Background

      The broad acceptance of the Internet among businesses and consumers has fundamentally changed the management and communication of information and the way that companies transact business. The rapidly emerging use of the Internet encompasses both business-to-consumer and business-to-business communications and transactions. Forrester Research projects that the market for business-to-consumer e-commerce will grow from $8 billion in 1998 to $108 billion in 2003, and the market for business-to-business e-commerce will grow from $43 billion to $1.3 trillion in the same time period. The emergence of the Internet is redefining the core economics of business and is forcing companies to change the way in which they interact with customers, suppliers, and distribution partners.

      The ability to capitalize on this opportunity requires effective Internet-based solutions. These solutions involve not only implementing and managing the latest technologies, but also encompass business strategy and organizational transformation. Effective solutions include e-commerce capabilities, network services, customer relationship and supply chain management applications, and business intelligence systems, as well as the hosting and performance management of the applications. The growth in network-dependent activities requires complex network solutions that integrate a variety of systems and technologies from multiple vendors.

      Many companies are finding it increasingly difficult to address their rapidly expanding informational and transactional requirements primarily because of the shortage of experienced Internet and network professionals needed to design, integrate, implement, manage, and monitor complex solutions. In a recent study by META Group, Inc., an independent research firm, over 80% of the participating companies indicated that their “e” initiatives were currently constrained or delayed by infrastructure issues. Consequently, many businesses are choosing to focus on their core competencies and outsource their technology needs to third-party professional services providers. This trend toward outsourcing has driven rapid growth of the Internet services market. According to International Data Corporation, this market will grow from $7.8 billion in 1998 to $78.5 billion in 2003, representing a compound annual growth rate of 59%. The shortage of network services professionals is also driving rapid growth in the market for application management services and hosting. According to

Forrester Research, the market for managed Web site hosting services is expected to grow from less than $1 billion in 1998 to over $14 billion in 2003. However, many Web site hosting providers lack the requisite expertise to implement and manage increasingly sophisticated Internet applications.

      In response to market demand for Internet professional services, numerous providers have entered the market, including traditional information technology service firms, systems integrators, and strategic consulting firms. The ability to deliver a comprehensive solution which includes network services and application management services and hosting provides the basis to develop long-term client relationships by increasing speed-to-market and reducing clients’ needs for engaging multiple service providers. Newly formed Internet professional service firms typically lack the industry-specific knowledge and experience to address the integration needs of complex network infrastructure and legacy systems. This has created a significant opportunity for a fully integrated Internet services provider which can offer Web-centric strategy consulting, customer experience design, application development and integration, network infrastructure services, and application management and hosting services.

Our Solution

      We believe that we are one of the few Internet professional services firms offering the full range of services necessary to rapidly transform businesses to a digital environment. The fundamental elements of our solution include:

  Integrated Full-Service Approach

      We provide the broad range of service offerings necessary to meet our clients’ complex e-business needs. Our service capabilities go beyond the traditional service model of strategy consulting, creative design, and application development to include the critical elements of network infrastructure, and application management and hosting services. By partnering closely with our clients, we are able to deliver customized solutions that fulfill our clients’ unique needs. The key capabilities underlying our integrated, full-service approach are:

Key Capability	Description

Strategy Consulting	Comprehensive e-business transformation planning

Customer Experience Design	Information architecture and front-end creative design

Application Development and Integration	Engineering and implementation of e-business systems

Network Infrastructure Services	Network and security evaluation, architecture, and implementation

Application Management Services	Hosting and ongoing applications support

  Advanced e-Business Expertise

      We continue to provide our clients with the most current e-business technologies through a unique, internal knowledge sharing process. Through our Centers of Excellence program, senior technology specialists identify, assess, and deploy new technologies throughout our organization. Our Centers of Excellence program ensures the timely integration of new technologies into our service delivery capabilities, enabling our consultants to transfer these technologies across multiple client engagements. In addition to this internal knowledge sharing, our relationships with leading technology providers facilitate the ongoing development of our technology expertise through early exposure to new solutions, additional training, and support opportunities.

  Industry-Specific Expertise

      We seek to deliver superior solutions for our clients by combining our leading edge Internet technology expertise with an in-depth business knowledge of the industries in which our clients compete. Our project teams include senior business consultants who have significant industry-specific expertise. By understanding our clients’ businesses, our business consultants effectively act as a liaison between the client and our technology implementation team, reducing the time and personnel commitment otherwise required by a client to convey and translate their unique business concerns. We have developed expertise in several industries, including financial services, healthcare, manufacturing, local government, and retail. Our commitment to combining our vertical market expertise with leading edge technology capabilities provides our clients with complete Internet solutions.

  Rapid Implementation Solutions

      Our proprietary service methodology, Dimensions, enables us to rapidly provide comprehensive solutions that incorporate our knowledge of the most current leading edge technologies and leverage our extensive expertise in specific vertical markets. This framework facilitates the delivery of clearly conceptualized, enhanced, and implemented solutions with the speed-to-market demanded in today’s rapidly changing e-business environment. To further expedite the efficient deployment of technology, we conduct the majority of our project work at our solution centers. By working from central locations, our consultants remain engaged in our innovative culture while having access to a broad range of specialists.

Our Strategy

      Our objective is to become an integral component of our clients’ business success by providing high quality digital solutions. By providing the technologically advanced, client-specific, and rapidly implemented services demanded in today’s dynamic e-business environment, we seek to build upon our position as a leading provider of Internet professional services. Key elements of our business strategy include:

  Create and Expand Long-Term Client Relationships

      We intend to grow our business by pursuing opportunities with our existing clients and by attracting new client engagements. To expand our business and foster close relationships with existing clients, we attempt to identify new services required by our clients, actively cross-sell our services, and provide critical long-term services for clients such as our application management and hosting services. To generate business from new clients, we are continuing to build our national sales and marketing capabilities, expanding our consultant base, opening regional offices in selected locations, expanding our technology provider relationships, and extending our vertical market expertise. By providing additional services to our existing client base and aggressively pursuing new client relationships, we intend to capitalize on the rapidly growing demand for Internet professional services.

  Continue to Provide Leading Edge Technology Expertise

      Given the rapid development of new technologies, Internet professional services organizations must maintain a constant focus on emerging trends. We have a successful history of identifying new technology waves, developing expertise, and rapidly deploying the new technologies through our professional services teams. We intend to continue to provide leading edge technology expertise through the further development and higher utilization of our Centers of Excellence program. We currently have over a dozen Centers of Excellence teams focused on emerging needs such as wireless solutions, multimedia development, appliance interfaces, e-business intelligence applications, advanced systems security, electronic bill payment and presentment, and on-line customer service solutions.

  Expand Geographic Presence

      While we already engage and service clients on a national level, we believe that significant revenue growth opportunities exist through our expansion into additional geographic regions. Over the last year we commenced operations in Atlanta, Boston, Denver, Las Vegas, and Los Angeles and established a solutions development center in India. This expansion will allow us to improve our service delivery, develop closer relationships with our existing clients, capitalize on new client opportunities in high growth markets, and provide us with greater access to professional talent. New locations will conduct client sales, service, and business development and eventually evolve into distinct, full-service delivery locations as client critical mass is achieved.

  Strengthen and Create Key Alliances

      The development and management of key alliances is an integral part of our marketing strategy and the evolution of our high-technology solutions. We currently derive a significant portion of our new client engagements from our business and technology partners such as Cisco Systems, CommercialWare, IBM, Microsoft, Oracle, Sun Microsystems, and Vignette. We are expanding our relationships with these and other companies to create increased visibility and sales opportunities. We focus on developing relationships with partners who add value to our portfolio of service offerings and provide services complementary to our solutions. We have organized a dedicated group to formulate a joint business plan with each partner outlining marketing efforts, education and training programs, and lead sharing processes as well as establishing partners for key strategic initiatives such as e-business intelligence, supply chain, and knowledge management.

  Attract and Retain Professionals by Maintaining Our Innovative Culture

      Attracting, developing, and retaining outstanding professional talent is essential to our continued growth. We will therefore devote significant resources toward nurturing our culture and fostering innovation, creativity, professional growth, and long-term professional retention. We have developed a unique professional development model, the Excellence Dimension, which embodies elements of recruiting talent and ongoing development and mentoring of our employees. As our professionals advance within the Excellence Dimension they are offered various career paths ranging from design and engineering roles to sales positions. Our entrepreneurial culture has enabled us to attract highly qualified professionals and to maintain retention rates exceeding industry norms. Over 40% of our professionals hold post-graduate degrees in business administration, computer science, engineering, information management and other disciplines.

  Promote and Expand Brand Recognition

      We intend to build awareness of our brand by augmenting the reputation that we have built from successfully implementing Internet business solutions for our clients. We plan to expand our national marketing and advertising efforts, particularly in the regions we have targeted for expansion. Our goal is to create national recognition of Integrated Information Systems as the leading provider of fully integrated Internet professional services designed to transform businesses to the digital environment. We believe that our success in expanding awareness of our brand will also enhance our visibility with technology partners and further improve our professional recruitment efforts.

Our Methodology

      We utilize our Dimensions methodology, our nextdimension workshops, and a centralized development approach to deliver our services and maintain our emerging technology expertise. We believe that our service delivery model facilitates the effective and rapid implementation of a full range of complex Internet solutions. In order to continue delivering leading-edge professional services and to sustain long-term growth, we believe that we must focus on the ongoing refinement of our methodologies and workshops and on the maintenance of our centralized development approach.

  Dimensions Methodology

      Our dynamic Dimensions delivery methodology focuses primarily on achieving our clients’ desired business results. This methodology is designed to provide a flexible yet consistent framework for efficiently and successfully delivering our services to meet our clients’ objectives in transitioning to a Web-based environment. The six distinct stages of our Dimensions methodology are: Conceive, Explore, Design, Create, Support, and Evolve, and are illustrated below:

[METHODOLOGY GRAPH]

  nextdimension Workshops

      Our proprietary nextdimension workshops, Innovations and FastTrack, are designed to provide clients a unique, innovative framework to fully conceptualize and design their web futures. The Innovations workshop leads clients through an interactive session that assists them in developing their strategy as they transition to a Web-based business model and establishes a framework for the development process. This workshop utilizes a series of creativity tools that help the client innovate beyond the digital solutions that currently prevail in their industry. We offer our FastTrack workshop to clients that have extremely sensitive speed-to-market schedules. Using a sequence of unique tools and exercises, FastTrack takes the client through the entire initial design stage within one week, versus an average of eight weeks.

  Centralized Development Approach

      To further enhance the rapid and efficient deployment of technology expertise throughout our organization, we conduct our project work primarily at our solution centers, unlike many competitors who place their consultants at the client’s site for the duration of the project. By working from a central location, our consultants remain engaged in our innovative culture while having access to a range of specialists unavailable at dispersed client locations. In addition, we believe that our centralized solution development benefits our clients by eliminating the need to provide facilities and expensive equipment for large project teams or set up and maintain complex development and testing environments.

Our Services

      We provide an integrated, full-service approach to Internet professional services. To meet the varying needs of our clients, we customize our service offerings based on each client’s requirements. The following descriptions highlight our core offerings.

  Strategy Consulting

      We provide e-commerce strategy consulting services to assess our clients’ transition to, and creation of, a Web-based environment as well as evaluating and planning for the impact of this transition on their business model. With significant experience in custom software solutions, we are able to implement the intricacies of Web development in a rapid timeframe. Our strategy consulting services include:

•	e-business transformation planning;

•	competitive uses of the Internet;

•	Web presence planning; and

•	business process evaluation.

  Customer Experience Design

      The customer experience is a primary consideration in the development of Web-enabled systems. Our customer experience design services combine technical expertise with creative design to provide a highly effective Web site experience for the client’s customers while capturing information necessary for the client to make critical business decisions. Our design services contain a combination of information architecture and creative design services, including:

•	definition of navigation and interactivity requirements;

•	interface information architecture; and

•	creative design of user interface.

  Application Development and Integration

      The environment in which Web solutions are developed is highly complex, often requiring significant integration with several of the client’s other systems as well as possible integration with suppliers or fulfillment providers. As a result, application development is conducted with the entire enterprise information technology framework in mind. We offer the following types of application development and integration services:

•	e-business system development and implementation;

•	integration of new Internet solutions with legacy systems;

•	order management and fulfillment integration;

•	customer relationship management; and

•	business intelligence systems to provide dynamic analysis and presentation of dispersed information.

  Network Infrastructure Services

      As Internet technologies enable businesses to expand beyond traditional physical confines, the capability and flexibility of networking systems becomes increasingly important. Network capabilities allow businesses to link geographically dispersed offices, communicate from remote locations, and deliver information rapidly and efficiently. Our network services focus on integrating solutions from multiple vendors into new and existing systems through the following services:

•	network design and architecture;

•	information security;

•	software selection, implementation, and migration strategies;

•	remote network monitoring and systems management;

•	performance analysis and optimization recommendations;

•	enterprise storage; and

•	business continuation.

  Application Management Services

      We provide clients with full application management and hosting services through our professional staff and state-of-the-art data center. These services provide recurring revenue and strengthen our long-term client relationships while providing value to our clients by allowing them to implement Internet strategies without investing in and maintaining the associated complex and expensive infrastructure underlying these endeavors. Our application management and hosting services include:

•	monitoring and support 24 hours a day, seven days a week;

•	backup and disaster recovery services;

•	load balancing; and

•	application development and content management.

Clients

      We seek to maintain a diversified client base from selected market segments, including e-venture Internet companies, mid-market entities, and Fortune 1000 companies. We target prospects based both on their vertical market segment and their commitment to a digital transition. We have developed vertical market expertise in several industries, including financial services, health care, local government, manufacturing, and retail. Following is a representative list of our clients in each vertical market segment:

Financial Services	Health Care	Manufacturing	Retail	Local Government

American Express COFCO Credit Co. HomeValueNow.com John Hancock Realty Executives	DentalTown.Com Donor Networks of Arizona PCS Health Systems	EMC Intel Microchip Orbital Sciences	All Outdoors.com artup.com CSK Auto CommercialWare Frederick’s of Hollywood goracing.com	City of Phoenix City of Sacramento City of San Diego City of San Jose Maricopa County

      Our largest client, American Express, accounted for approximately 35% of our revenues in the nine months ended September 30, 1999. In 1998, our three largest clients accounted for 42% of our revenues. These three clients included SkyMall, which accounted for 16% of our revenues, the City of Phoenix, which accounted for 14% of our revenues, and Maricopa County, Arizona which accounted for 12% of our revenues. In 1997, SkyMall accounted for 24% of our revenues and the City of Phoenix accounted for 16% of our revenues. We believe that we will continue to derive a significant portion of our revenues from a limited number of clients who may change from year to year.

Technology Partners

      We maintain formal as well as informal alliances with a number of technology leaders and industry specialists. These alliances provide a forum for remaining abreast of new technology developments and advances in vertical applications as well as producing excellent opportunities to partner on client engagements and expand our indirect sales channel. Among our formal alliances are:

•	Microsoft — we are a Solution Provider Partner and were awarded the Solution Partner of the Year in both 1998 and 1999 for Microsoft’s Southwest district;

•	IBM — we are a Premier partner;

•	EMC — we are an approved Professional Services partner;

•	Sun Microsystems — we are a Web Integrator partner and are completing the process of becoming a Solution Partner with Sun/ Netscape Alliance; and

•	CommercialWare — we are a Mozart® integration partner.

      Additionally, we have established informal alliances with other leading technology companies, including Ariba, Broadvision, Cisco Systems, Commerce One, Oracle, and Vignette.

Client Case Studies

Artup.com (a wholly-owned subsidiary of Deerbrook Publishing Group, Inc.) — an Internet auction site for art and collectibles

Challenge: In an effort to leverage the worldwide distribution capabilities of the Internet, artup.com wanted to build an e-commerce venue for selling their own prints as well as original artwork from artists, galleries, collectors, and distributors in a direct sales and auction environment. artup.com was seeking an Internet solution that would allow it to partner with art retailers, bringing together more buyers and sellers of art objects. This included creating the artup.com site as well as building the network infrastructure and hosting its applications to accommodate thousands of individual Web sites for artists, galleries, collectors, distributors, and publishers.

Services Engaged:
Strategy Consulting
Customer Experience Design
Application Development and Integration
Network Infrastructure Services
Application Management Services

Solution: We developed an auction site for artup.com clients, a business-to-business channel for members, a private pricing structure for artists, and the ability for artists to upload works from an Internet browser. The site also features an approval process for artup.com to verify members and artwork as well as the ability to process all credit card sales and handle accounting functions. The solution also contains a search function which allows the virtual inventory to be searched by artist, title, genre, or gallery.

Central to this solution was the creation of the Advanced Retail Technology network (ART), which enables galleries and artists to build free high-end dynamic Web sites with e-commerce and Internet auction capabilities. ART incorporates an advanced template-driven Web design technology that enables galleries and artists to be in full control of their web site designs and content without any programming experience. Members can modify their sites through the site management page where a summary of the artwork they have sold, posted, or auctioned is provided. Members can also use the site management page to submit their work to the site’s auctions.

Results: Upon initial launch, artup.com registered over 75 galleries and represented 150 unique artists with over 1,100 original works. Our Application Management Services group currently maintains and hosts artup.com. Future Web site enhancements will include streaming audio and video allowing customers to view artup.com’s reproduction process and take gallery tours.

  CSK Auto, Inc. — the largest retailer of automotive parts and accessories in the western United States

Challenge: CSK Auto operated more than 900 stores in 12 states under three brand names. They had a simple Web site and wanted a more effective e-commerce solution that would allow customers worldwide to purchase parts. Expectations of high order volume required the e-commerce solution to be completely integrated with CSK’s legacy order fulfillment and order processing systems.

Service Engaged:
Strategy Consulting
Application Development and Integration
Network Infrastructure Services

Solution: Given eleven weeks to implement the system, we engineered an integrated and scalable e-commerce solution. We integrated CSK’s legacy product inventory and pricing systems with its Web site for credit card authorization, customer service, and inventory fulfillment. We developed the solution with levels of redundancy, allowing CSK to accept orders regardless of the current state of CSK’s legacy systems and perform routine maintenance on the legacy order processing systems without affecting their e-commerce presence.

Results: The new Web site expanded CSK’s marketing territory beyond the service areas of its bricks-and-mortar retail stores and demonstrated to financial analysts the company’s ability to keep pace with technology. The solution drastically reduced CSK’s cost per order, enabled CSK to provide superior customer service, and exposed CSK to markets outside their current geographic boundaries, including international markets. Further enhancements after CSK’s initial launch broadened the site’s product scope, with the added ability to order and source 1.5 million special-order parts.

Employee Solutions, Inc. (ESI) — a full service professional employer organization providing administrative and payroll services

Challenge: ESI’s payroll data entry process for 30,000 work-site employees was received weekly via fax and entered manually into its PayPlus system. This system was a fifteen year old, flat-file structured arrangement written in a legacy development language. The goal was to provide an integrated, seamless interface for payroll entry that would reduce errors and enhance operational efficiency.

Services Engaged:
Strategy Consulting
Customer Experience Design
Application Development and Integration
Network Infrastructure Services

Solution: We developed a solution that combined a data warehouse with Web technologies to enable direct customer interaction with ESI’s systems over the Internet. This involved designing and implementing a data warehouse that embodied ESI’s current and future business needs while retaining and enforcing data integrity. Using leading edge Internet technologies, we developed ESI Direct, a suite of customer interfaces that are customized to increase the availability of information and streamline the payroll process for ESI’s customers. The ESI Direct payroll entry system also features real-time payroll Web reporting providing a higher level of service to ESI’s customers.

ESI’s long-term strategy is to migrate to a complete Internet based infrastructure, phasing out its legacy systems. We are now developing a business intelligence application to connect the company’s many disparate systems, including financial software, payroll, and human resources databases to enable management to easily create comprehensive reports.

Results: ESI has realized the immediate benefits of more direct customer service using the Internet and now has a powerful suite of tools to offer current and future customers. As a result of on-line payroll processing and customer service access, ESI has maintained its competitive position and significantly reduced its cost of customer service.

Sales and Marketing

      We sell our services through multiple channels including our sales force, project teams, and technology partners. Additionally, a large part of our sales comes from repeat business with existing customers and customer referrals. We have recently expanded our sales team to meet the needs of a rapidly growing, national organization by increasing the number of sales personnel from 5 in June 1999, to 21 as of December 1999. We have also expanded our sales force geographically to include personnel in Atlanta, Boston, Denver, Las Vegas, and Los Angeles and are pursuing a strategy of establishing additional regional sales teams throughout the United States.

      We supplement our sales efforts with marketing activities designed to build our brand name and promote lead generation. We have established a strong regional brand image and are seeking to promote that brand throughout the United States, primarily in areas where we have commenced operations. We advertise in general and vertical print publications, trade shows, and radio, in addition to maintaining a strong public relations program. Additionally, we have implemented integrated direct marketing programs that focus on tactical promotions for specific industries and service lines.

Competition

      The markets in which we compete are intensely competitive and subject to rapid technological change. We expect competition to continue and to intensify. Our competitors fall into a number of major categories, including:

•	Internet professional services providers and Web consulting firms, such as Agency.com, Breakaway Solutions, Cambridge Technology Partners, Razorfish, Sapient, Scient, Viant, and USWeb/ CKS;

•	large information technology consulting services providers such as Andersen Consulting, consulting arms of national accounting firms, and management consulting firms such as Ernst & Young;

•	professional service groups of technology providers such as IBM and outsourcing firms such as Computer Sciences Corporation and Electronic Data Systems;

•	networking service systems integrators such as GE Capital IT Solutions, Predictive Systems, Sentinel Technologies, and Sprint Paranet; and

•	existing and potential clients’ internal information technology departments.

      We believe that the principal competitive factors in our market include:

•	technical and business expertise and creative skills;

•	quality of services and deliverables;

•	speed of development and implementation;

•	the reputation and experience of the professionals delivering our solutions; and

•	the ability to attract, train, and retain professionals.

      In addition, our industry has low barriers to entry. We do not own any technologies that preclude or inhibit competitors from entering our industry. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs to develop and provide information technology consulting services are relatively low. Therefore, we expect to continue to face additional competition from new entrants into our industry.

Our People

      As of December 31, 1999, we had 350 full-time employees, including 252 professional services delivery personnel, 47 people in sales and marketing, 5 employees in executive management, and 46 employees in administration. We believe that our relationship with our employees is good. None of our employees are currently represented by a labor union. Except for some of our executive officers, our employees are generally retained on an at-will basis. We believe that we maintain high employee retention rates as compared to industry averages by paying competitive salaries, granting stock options and other awards including continuing education benefits. We plan to allocate a portion of the proceeds of the offering to expand programs for the recruitment of qualified personnel.

      We utilize our Excellence Dimension professional development model to cultivate and mentor our talent in current technologies and provide career development. The Excellence Dimension model has four phases:

•	Cultivation. We have developed programs to effectively recruit and train new professional talent and engage them in client projects at a rapid pace. New hires are immediately assigned to seasoned mentors and through this process are often prepared to be engaged in project work within 30 days.

•	Development. This phase is an on-going activity for our professionals as technology is constantly changing. We view professional development as an important catalyst in the intellectual migration to specific and varied disciplines or industries, which plays a vital role in the development of the individual’s innovation capabilities and career plan.

•	Mastery. In this phase, our professionals master chosen fields and begin developing methods to maximize the efficiency and execution of available technology.

•	Mentorship. In this phase, our professionals play a vital role in our organization, dispersing technology and business process information, researching areas for future technology evolutions, and actively mentoring and developing others who have chosen the same technology paths.

Our Culture

      We believe that our corporate culture is critical to implementing our service delivery methodologies. We have developed and seek to maintain a culture that promotes professional growth and retention, rapid learning, creativity, innovation, and sharing of knowledge. We believe that this culture allows us to maintain a consistent firm-wide quality of services and the ability to quickly anticipate and adapt to emerging technologies and business needs. Additionally, we believe that our culture enables us to attract leading professional talent, many of whom hold post-graduate degrees in business administration, computer science, engineering, information management, and other disciplines.

Intellectual Property Rights

      We have developed proprietary methodologies, tools, processes, and software in connection with delivering our services. We rely on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws, to protect our proprietary rights. Existing trade secret and copyright laws afford us only limited protection. We typically enter into confidentiality and non-disclosure agreements with our employees and generally require that our clients enter into similar agreements. These agreements are intended to limit access to and distribution of our proprietary information. In addition, we have entered into non-competition agreements with certain of our key employees. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

      A portion of our business involves the development of software applications for specific client engagements. We generally retain ownership of client-specific software, although our clients often retain co-ownership and limited rights to use the applications, processes, and intellectual property developed in connection with client engagements. We sometimes enter into agreements with our clients which provide for sole ownership by our clients of our developments with no or limited rights retained by us to utilize these developments in other client engagements.

United States and Foreign Government Regulation

      Congress has recently passed legislation that regulates certain aspects of the Internet, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities, and jurisdiction. In addition, federal, state, local and foreign governmental organizations also are considering, and may consider in the future, other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of products and services, and intellectual property ownership.

      The European Union also has recently enacted several directives relating to the Internet. In order to safeguard against the spread of certain illegal and socially harmful materials on the Internet, the European Commission has drafted the “Action Plan on Promoting the Safe Use of the Internet.” Other European Commission directives address the regulation of privacy, e-commerce, security, commercial piracy, consumer protection and taxation of transactions completed over the Internet.

      We do not know how courts will interpret both existing and new laws. New laws or the application of existing laws may affect our business. In addition, our business may be indirectly affected by our clients being subject to such legislation. Increased regulation of the Internet may decrease the growth in the use of the Internet, decreasing the demand for our services, increasing our cost of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial results.

Facilities

      Our headquarters and principal facilities are located in various leased facilities in Tempe, Arizona consisting of approximately 113,880 square feet. The leases for these facilities expire on various dates between September 2002 and July 2005. We have also entered into a lease for approximately 71,460 additional square feet of space in a building in Tempe which is currently under construction. In addition, we have signed a five year lease for 3,689 square feet of office space in Las Vegas, Nevada. Our wholly-owned Indian subsidiary, IIS Software Systems (India) Private Limited, has entered into a three-year lease for 8,000 square feet in a building located in Bangalore, India.

Legal Proceedings

      We are involved from time-to-time in routine legal proceedings incidental to the conduct of our business. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information concerning each of our executive officers and directors.

Name	Age	Position(s)

James Garvey, Jr.	35	President, Chief Executive Officer, and Chairman of the Board

David Wirthlin	38	Chief Financial Officer, Treasurer, and Director

Sandra Bates	34	Chief Marketing Officer

John Blair	61	Chief Operating Officer

Jeffrey Frankel	46	Corporate Counsel and Secretary

Alan Hald	53	Director

Daniel Foreman	41	Director

Stephen Lindstrom	52	Director

Daniel Roche	37	Director

Keith Walz	32	Director

      James Garvey, Jr. founded Integrated Information Systems in 1989 and has served as our President, Chief Executive Officer, and Chairman of the Board since inception. Mr. Garvey graduated Cum Laude with a degree in Industrial Engineering from Arizona State University and has completed graduate studies at Arizona State University in computer integrated manufacturing, software development, and database design.

      David Wirthlin, one of our directors, has served as our Chief Financial Officer and Treasurer since joining us in September 1997. From April 1994 to September 1997, Mr. Wirthlin was the Chief Financial Officer of SkyMall, Inc., a catalog retailer. Prior to SkyMall, he was employed for seven years with Arthur Andersen, where he most recently held the position of Consulting Manager. Mr. Wirthlin received an M.B.A. from the University of Chicago Graduate School of Business and a B.A. in Accounting from the University of Utah, where he graduated Magna Cum Laude. Mr. Wirthlin is a Certified Public Accountant.

      Sandra Bates has served as our Chief Marketing Officer since joining us in September 1998. She has over 10 years experience in market planning and development, market research, marketing information system development, product development and media strategies. From February 1991 to September 1998, Ms. Bates was a Director of Marketing for PacifiCare Health Systems, a health care services operation. She holds a B.S. degree in Psychology from Arizona State University and has completed advanced studies in services marketing, competitive strategies, direct marketing strategies, and product innovation.

      John Blair has served as our Chief Operating Officer since joining us in May 1999. Prior to that, he provided management counsel to individuals and organizations in the areas of strategic planning, product planning, organizational diagnosis, management development and strategies for leveraging business value through technology. In 1994, Mr. Blair co-authored “Boxes and Lines,” a manual for business process redesign and reengineering. Mr. Blair earned a B.S. in Engineering from Purdue University. Mr. Blair has served on the board of trustees of Western International University since 1983, including holding the chairman’s position for two years.

      Jeffrey Frankel has served as our Corporate Counsel and Secretary since joining us in June 1999. Previously, he held various positions at MicroAge, Inc., a global information technology reseller and integrator, including Assistant Corporate Counsel and Vice President and Corporate Counsel. In addition to his legal responsibilities, from 1993 to 1997 he was Vice President and Managing Director of MIS Global, MicroAge’s international division. Mr. Frankel received his M.B.A. from Keller Graduate School of Business in Phoenix, his J.D. from St. Louis University School of Law, and a B.A. in Political Science from Colby College in Waterville, Maine.

      Alan Hald has served as a director since June 1999. He is a co-founder of MicroAge, Inc. Mr. Hald served three terms as chairman of the Computer Technology Industry Association (CompTIA) and currently chairs its Public Policy Committee. Mr. Hald also chairs the Arizona Governor’s Strategic Partnership for Economic Development, the Arizona Technology Incubator, and the High Technology School-To-Work partnership. Mr. Hald is also a director of FutureOne, Inc., a provider of communications solutions, and several privately-held entities. Mr. Hald was recognized by Ernst & Young and INC. Magazine as the 1995 National Master Entrepreneur of the Year. In 1998, Mr. Hald was inducted into the Arizona Business Hall of Fame.

      Daniel Foreman has served as a director since April 1999. He is currently a Managing Director of ABN AMRO Private Equity, an investment firm. Mr. Foreman joined ABN AMRO in October 1997 following ten years with Ameritech Development Corporation where he most recently served as Vice President of Investments and Acquisitions. Prior to joining Ameritech, Mr. Foreman was with Booz, Allen and Hamilton, a worldwide management consulting firm, where he led strategy consulting assignments for large corporate clients. Mr. Foreman is also a director of Daleen Technologies, Inc., a billing and customer care software provider, and Synacom Technology, Inc. Mr. Foreman earned an M.B.A. from the University of Chicago Graduate School of Business and a B.S. in Engineering from the University of Illinois.

      Stephen Lindstrom has served as a director since September 1999. In 1998, he founded WellStreet International, Inc., an Internet/healthcare company. He currently is an adjunct professor of marketing and entrepreneurship at the University of Arizona’s Eller School for the Study of Private Market Economy, and maintains a healthcare consulting practice. He has over 28 years experience in the healthcare industry, most recently as President of the Arizona division of PacifiCare Health Systems. Mr. Lindstrom served as Vice President of Sales and Marketing and President of FHP Health Care prior to its acquisition by PacifiCare in 1997. Mr. Lindstrom has a Masters in International Management from Thunderbird, The American Graduate School of International Management, and holds a B.S. in Finance from the University of Arizona.

      Daniel Roche has served as a director since June 1999. In October 1999, he founded Roche Capital, LLC, which invests in and advises early stage technology companies. From 1997 to October 1999, he was the President and Chief Operating Officer of Condor Technology Solutions, an information technology services company. Previously, he held positions as Chief Operating Officer of BSG, Inc., an information technology company, Chief Executive Officer, President, and Founder of Rapid Systems Solutions, Inc., and as a consultant with Booz, Allen & Hamilton. Mr. Roche completed the Owner President Management Program at Harvard University’s Graduate School of Business. He earned a M.S. in Computer Science from The John Hopkins University and a B.S. in Computer Science from Central Michigan University. Mr. Roche was recognized by Ernst & Young and INC. Magazine as the 1996 Technology Entrepreneur of the Year. The United States Small Business Administration recognized Mr. Roche as the 1995 Small Business Person of the Year.

      Keith Walz has served as a director since December 1999. He currently is a Director at ABN AMRO Private Equity. Mr. Walz joined ABN AMRO Private Equity in 1996 after spending five years in ABN AMRO’s finance division managing financial reporting, analysis, and accounting systems. Prior to joining ABN AMRO he spent two years as a finance associate with Tyson Foods, Inc., where he focused on enhancing enterprise business processes and systems through the use of client/server computing technologies. Mr. Walz is also a director of Oasis Technology, Real World Technology, Visual Insights and WorldWeb.net. He received an M.B.A. from DePaul University and a B.S. in Finance from the University of Arkansas.

Board Committees

      Our board of directors has established an Audit Committee and a Compensation Committee. The functions of the Audit Committee are to:

•	recommend annually to our board of directors the appointment of our independent auditors;

•	discuss and review in advance the scope and the fees of our annual audit and review the results thereof with our independent auditors;

•	review and approve non-audit services of our independent auditors;

•	review compliance with our existing major accounting and financial reporting policies;

•	review the adequacy of major accounting and financial reporting policies; and

•	review our management’s procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices.

      The Audit Committee will consist solely of directors who are not employed by us or otherwise retained to provide services to us and who are not representatives of our significant stockholders upon completion of this offering.

      The functions of the Compensation Committee are to review and approve annual salaries, bonuses, and grants of stock options under our 1997 Long Term Incentive Plan as well as to approve the terms and conditions of all employee benefit plans and any changes to these plans. We anticipate that the Compensation Committee will consist of at least two directors who are not employed by us or otherwise retained to provide services to us upon completion of this offering.

Compensation of Directors

      We reimburse our directors for all out-of-pocket expenses incurred in the performance of their duties to us. We currently pay fees of $2,000 to each of our non-employee directors (except for directors nominated and elected contractually by the holders of our preferred stock) for attendance at board or committee meetings. Upon initial election to our board, we have granted to our non-employee directors options to purchase 40,000 shares of our common stock and additional options to purchase 5,000 shares of our common stock upon each annual election of those directors. We may, in our discretion, grant additional stock options and other equity awards to our directors from time to time under our stock option plan.

Compensation Committee Interlocks and Insider Participation

      In 1999 our board of directors made all compensation decisions for that year relating to our executive officers without the involvement of the Compensation Committee, which was not formed until September 23, 1999.

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Executive Compensation

      The following table sets forth summary information concerning all compensation that we paid to our Chief Executive Officer and the other two named executive officers who received compensation in excess of $100,000 during the year ended December 31, 1999.

Summary Compensation Table

	Annual Compensation
			All Other
Name and Principal Position	Salary $	Bonus $	Compensation

James Garvey, Jr.	$123,125	—	$13,851	(1)
Chief Executive Officer

David Wirthlin	125,000	—	1,250	(2)
Chief Financial Officer

Sandra Bates	121,250	—	1,127	(2)
Chief Marketing Officer

(1)	Reflects a car allowance and automobile insurance premiums in the amount of $12,724 and our matching contributions made to Mr. Garvey’s 401(k) account in the amount of $1,127.

(2)	Reflects our matching contributions made to the named executives’ 401(k) accounts.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options granted in 1999 to the named executive officers listed in the Summary Compensation Table above. Neither Mr. Garvey nor Ms. Bates was granted any options or stock appreciation rights in 1999. The values set forth in the last two columns of the table represent the gain that Mr. Wirthlin would realize assuming that (1) he exercises all of the options granted at the end of their respective terms and (2) the value of a share of our common stock increases annually by a rate of 5% and 10% during the term of the option. These assumed growth rates are prescribed by the rules of the Securities and Exchange Commission. By including these values in this prospectus, we do not intend to forecast the possible appreciation of our common stock or to establish a present value of these options. Mr. Wirthlin may not necessarily achieve the gain amounts reflected in the table. There was no public market for our common stock as of December 31, 1999. Accordingly, the fair market value per share of our common stock on December 31, 1999 was determined by our board of directors.

	Individual Grants				Potential realized
value at assumed
	Number of	Percent of			annual rates of stock
	securities	total options			price appreciation for
	underlying	granted to	Exercise or		option term
	options	employees in	base price	Expiration
Name	granted	fiscal 1999	(per share)	date	5%	10%

David Wirthlin	5,000	0.4%	$2.00	12/31/08	$6,289	$15,937

Fiscal Year-End Option Values

      The following table provides certain summary information concerning stock options held as of December 31, 1999 by the executive officers named in the Summary Compensation Table above. The value of unexercised in-the-money options at fiscal year-end is based on a $4.20 per share, the fair market value of the common stock at December 31, 1999, as determined by our board of directors, less the exercise price per share. Mr. Garvey does not hold any options to purchase our common stock.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The Money Options
	Options at Fiscal Year-End		at Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

David Wirthlin	30,000	50,000	$66,000	$110,000

Sandra Bates	12,500	37,500	$27,500	$82,500

Employment Agreements and Change of Control Arrangements

      We have employment agreements with James Garvey, David Wirthlin, Sandra Bates, John Blair, and Jeffrey Frankel.

      Term. The agreement with Mr. Garvey expires on April 1, 2004 but may be renewed for successive one year terms upon the written consent of Mr. Garvey and us. Each of Mr. Wirthlin, Ms. Bates, Mr. Blair and Mr. Frankel are employed at will.

      Salary. Pursuant to their respective employment agreements, the annual salary for each of these executives is as follows: Mr. Garvey, $125,000; Mr. Wirthlin, $125,000; Ms. Bates, $125,000, subject to increase up to $150,000 based on our revenues; Mr. Blair, $144,000; and Mr. Frankel, $140,000, subject to an increase up to $150,000 based on our revenues. Each of these executives may also receive discretionary bonuses pursuant to any executive bonus program that we offer. These executives may also participate in our benefit plans. Our board has authorized increases in the annual salaries for Mr. Garvey and Mr. Wirthlin. Effective January 1, 2000, Mr. Garvey’s annual salary is $150,000 and Mr. Wirthlin’s annual salary is $150,000.

      Stock Option Grants. Pursuant to each person’s respective employment agreement. Mr. Wirthlin received an initial grant of options to acquire 75,000 shares of our common stock at $2.00 per share; Ms. Bates received an initial grant of options to purchase 50,000 shares of our common stock at $2.00 per share; Mr. Blair received an initial grant of options to acquire 25,000 shares of our common stock at $2.00 per share; and Mr. Frankel received an initial grant of options to acquire 50,000 shares of our common stock at $2.00 per share.

      Termination of Employment. We may terminate each executive’s employment with or without cause by delivering written notice to the executive. Each executive may terminate his or her employment with or without good reason by delivering written notice to us. If Mr. Garvey’s employment is terminated without cause or if Mr. Garvey terminates his employment for good reason, he will receive his base salary for the duration of the then current term and any accrued bonus. If Mr. Wirthlin’s employment is terminated without cause, he will receive his then current salary for one year from the date of termination. We may terminate Ms. Bates’ agreement without cause upon three weeks prior notice in Ms. Bates’ first year with us, upon five weeks prior notice in her second year with us, and upon six weeks written notice thereafter. If Mr. Blair’s employment is terminated without cause, he will receive his then current salary for three months from the date of termination. We may terminate Mr. Frankel’s agreement without cause upon three weeks prior notice in Mr. Frankel’s first year with us, upon five weeks prior notice in his second year with us, and upon six weeks written notice thereafter.

      Nonsolicitation and Confidentiality. Each of the executives has agreed not to solicit our clients or employees or to reveal our confidential information during the term of his or her employment with us and for varying time periods thereafter ranging from three to twelve months.

Long Term Incentive Plan

      General. In July 1997, our board of directors adopted and our stockholders approved the Integrated Information Systems, Inc. 1997 Long Term Incentive Plan. This plan was established to promote our success by providing an additional means to attract and retain key personnel through added long-term incentives for high levels of performance and for significant efforts to improve our financial performance. The plan authorizes the granting of options for up to 4,500,000 shares of our common stock to our directors, officers, employees, advisors, and consultants (or independent contractors) retained by us or any of our subsidiaries.

      Administration. The plan is administered by the Compensation Committee. The Compensation Committee has the authority to construe and interpret the plan and any agreements defining our rights and obligations and those of eligible persons who receive awards under the plan, to further define the terms used in the plan, to prescribe, amend and rescind rules and regulations relating to the administration of the plan, and to make all other determinations necessary or advisable for the administration of the plan. Determinations of the Compensation Committee on the foregoing matters are conclusive.

      Types of Awards. The plan provides for the following types of awards:

•	options to purchase shares of our common stock;

•	stock appreciation rights;

•	performance shares; and

•	restricted stock awards.

      The plan contemplates that the exercise price for all options and stock appreciation rights granted under the plan will be 100% of the fair market value of our common stock on the grant date; however, the Compensation Committee may in its discretion grant options (other than incentive stock options) with an exercise price of less than 100% of the fair market value of our common stock on the grant date. All terms and conditions of any award are set forth in award agreements with the individual recipients. We have never granted or awarded stock appreciation rights, performance shares, or restricted stock under the plan.

      Change of Control. If so provided in an individual award agreement, all options, stock appreciation rights, and other stock awards that are not then vested may become immediately exercisable and all restrictions on outstanding awards will lapse upon the occurrence of a “change of control.” Otherwise, no award will be exercised or vested until the date provided in the award agreement. To date, our individual award agreements have provided for immediate vesting of options upon a change of control.

Employee Stock Purchase Plan

      Our board and stockholders have approved, and upon completion of this offering we will implement, our Employee Stock Purchase Plan. We have reserved 400,000 shares of our common stock for issuance pursuant to this plan. The plan provides eligible employees with an opportunity to purchase our common stock through accumulated payroll deductions. Eligible employees may begin participating in the plan at the start of any offering period. Offering periods start on January 1 and July 1 of each year and last for six months each. However, the first offering period will start on the effective date of this offering and continue for the remainder of the applicable six month period in which it commences.

      An employee’s annual payroll deductions may not exceed 10% of the employee’s gross annual salary. Under this plan, purchases of our common stock will occur on June 30 and December 31 of each year or as promptly as practicable following those dates. On each purchase date, a participant in the plan may purchase the number of shares derived by dividing its accumulated payroll deductions by 100% of the fair market value of one share of stock on the first day of the offering period provided that the value of the shares purchased on any one of the two purchase dates may not exceed $12,500.

      The price of each share of common stock purchased under the plan will be 85% of the lower of:

•	The fair market value per share of common stock on the trading day immediately before the first day of the applicable offering period; or

•	The fair market value per share on the last day of the applicable offering period.

      In the case of the first offering period which commences at the completion of this offering, the price per share under the plan will be 85% of the lower of:

•	The price per share to the public in this offering; or

•	The fair market value per share of common stock on the purchase date.

      Employees may end their participation in the plan at any time. Participation ends automatically upon termination of employment with us. Our board of directors may amend or terminate this plan at any time, subject to the continuation of any outstanding purchase rights relating to an offering period that has been completed prior to the board action. If our board increases the number of shares of common stock reserved for issuance under this plan, it must first obtain the approval of our stockholders.

401(k) Plan

      Our 401(k) plan covers our full-time employees located in the United States. Under our 401(k) plan, eligible employees may elect to contribute up to 15% of their annual salary to the plan, up to the statutorily prescribed annual limit. We have agreed to match 25% of the first 4% of each participants’ annual contributions. Participants’ contributions and our matching contributions under the 401(k) plan and any earnings or interest thereon are generally not subject to federal income tax until distributed to the participant. Such distributions may only occur under certain circumstances as determined from time to time by governing U.S. federal statutes.

Indemnification of Directors and Officers

      We are obligated by our certificate of incorporation and bylaws to indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We must indemnify our directors and officers with respect to all expenses, liabilities, and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses incurred by directors or officers incurred in proceedings if the director or officer agrees to repay all amounts advanced by us if it is ultimately determined that the director or officer is not entitled to indemnification. Upon completion of this offering, we will also enter into individual indemnity agreements with our directors and executive officers. We also intend to obtain additional directors’ and officers’ liability insurance. See “Description of Capital Stock — Limitations on Liability of Officers and Directors.”

CERTAIN TRANSACTIONS AND RELATIONSHIPS

      James Garvey, our President, Chief Executive Officer, and Chairman of our Board, and a majority stockholder, and his wife personally guarantee our lease with MCW Brickyard Commercial, LLC for a 71,460 square foot facility in Tempe, Arizona. This guaranty terminates upon the closing of this offering.

      We entered into a consulting services agreement with realink.com, Corporation on September 14, 1999 under which we have been engaged to develop e-commerce solutions. Realink has paid us approximately $183,000 under the agreement. Mr. Alan Hald, one of our directors, is also on the board of directors of realink.

      In April 1999, we issued 1,666,666 shares of our Series A preferred stock and an option to purchase up to $2,000,000 of additional shares of our preferred stock to entities affiliated with ABN AMRO. In November 1999, these entities exercised their option to purchase 751,879 additional shares of our preferred stock, which was designated Series B preferred stock. In connection with our issuance of Series A preferred stock in April 1999, we entered into a stockholders agreement with the holders of our Series A preferred stock and with James Garvey. The purchasers of our Series B preferred stock and the additional shares purchased were added to the stockholders agreement in November 1999. Under the stockholders agreement, the holders of our Series A and B preferred stock are entitled to nominate two members to our board of directors, Mr. Garvey is entitled to nominate three directors, and the parties as a group are to agree on two additional non-employee directors. In January 2000, we issued 2,119,625 shares of our Series C preferred stock to eight related groups of entities, including ABN AMRO, and entered into an amended and restated stockholders’ agreement with all holders of our Series A, Series B, and Series C preferred stock and Mr. Garvey. Each of the stockholder parties to the amended and restated shareholders agreement are obligated to vote their respective shares to elect the members of the board nominated by the other parties under the agreement. Pursuant to the stockholders agreement, Mr. Daniel Forman and Mr. Keith Walz, as the representatives of our Series A and Series B preferred stockholders, were elected to and serve on our board. In addition, Mr. Garvey, Mr. David Wirthlin, and Mr. Stephen Lindstrom were elected as Mr. Garvey’s nominees. The amended and restated stockholders agreement will terminate at the completion of this offering. In addition, the shares of common stock ultimately issuable upon conversion of our Series A, Series B, and Series C preferred stock are entitled to registration rights. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

      This table sets forth information regarding the beneficial ownership of our common stock as of January 14, 2000 and as adjusted to reflect the sale of common stock offered hereby, by:

•	each person known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table above;

•	Mr. Garvey, who may be a selling stockholder if the underwriters exercise their over-allotment option; and

•	all of our directors and executive officers as a group.

      In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 14, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address of each of the listed stockholders is 1560 W. Fountainhead Parkway, Suite 200, Tempe, Arizona 85282.

      The percentage of beneficial ownership for each stockholder is based on 15,451,545 shares outstanding as of January 14, 2000. An “*” indicates ownership of less than 1%.

	Shares Beneficially		Shares Beneficially
	Owned		Owned
	Prior to the Offering		After the Offering(1)

	Number	Percent	Number	Percent

James Garvey, Jr.	10,000,000	64.7%

ABN AMRO(2)	2,628,409	17.0	2,628,409

Daniel Foreman(3)	2,628,409	17.0	2,628,409

Keith Walz(4)	2,628,409	17.0	2,628,409

Daniel Roche(5)	75,000	*	75,000

David Wirthlin(6)	60,500	*	60,500

Alan Hald(7)	20,000	*	20,000

Stephen Lindstrom(8)	20,000	*	20,000

Sandra Bates(9)	12,500	*	12,500

All executive officers and directors as a group (10 persons)(10)	12,816,409	82.4%

(1)	If the underwriters exercise their over-allotment option, Mr. Garvey will have the option of selling up to one-half of the shares subject to the over-allotment option. If the over-allotment option is exercised in full by the underwriters, Mr. Garvey will be entitled to sell up to shares.

(2)	Includes 1,832,395 shares owned by ABN AMRO Capital (USA), Inc., 663,142 shares owned by I Eagle Trust, 79,260 shares owned by ABN AMRO Incorporated, and 53,611 owned by Burham Capital, LLC. The address for these entities is c/o ABN AMRO Incorporated, 208 S. LaSalle Street, Chicago, Illinois 60604.

(3)	Mr. Foreman is a Managing Director of ABN AMRO Private Equity and as such has, either directly or indirectly, voting power and/or investment power as to the ABN AMRO shares described in footnote 1. Mr. Foreman expressly disclaims beneficial ownership of these shares.

(4)	Mr. Walz is a Director of ABN AMRO Private Equity and as such has, either directly or indirectly, voting power and/or investment power as to the ABN AMRO shares described in footnote 1. Mr. Walz expressly disclaims beneficial ownership of these shares.

(5)	Includes 25,000 shares issuable upon the exercise of outstanding options.

(6)	Includes 45,500 shares issuable upon the exercise of outstanding options, including 15,000 shares issuable upon the exercise of options that become exercisable at the completion of this offering.

(7)	Includes 20,000 shares issuable upon the exercise of outstanding options.

(8)	Includes 20,000 shares issuable upon the exercise of outstanding options.

(9)	Includes 12,500 shares issuable upon the exercise of outstanding options.

(10)	Includes 108,000 shares issuable upon the exercise of outstanding options.

DESCRIPTION OF CAPITAL STOCK

      Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of “blank check” preferred stock, par value $.001 per share. As of January 14, 2000, 15,451,545 shares of common stock were outstanding (assuming conversion of all shares of our Series A, Series B, and Series C preferred stock) and no shares of our preferred stock were issued and outstanding. We have 105 stockholders of record.

Common Stock

      Upon the closing of this offering, all shares of our preferred stock will automatically convert on a one-for-one basis into our common stock. Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and shares of common stock offered by us in this offering when issued and paid for will be, fully paid and nonassessable.

Preferred Stock

      Our board of directors may, without further action of our stockholders, issue up to 5,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each series, and to fix or alter the rights or preferences thereof, including the voting rights, redemption provisions including sinking fund provisions, dividend rights, dividend rates, liquidation preferences, conversion rights, and any other rights, preferences, privileges, or restrictions. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. No shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock. The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of common stock and could have the effect of delaying, deferring, or preventing a change in our control of us or other corporate action.

Warrants

      We currently have outstanding warrants to purchase 117,000 shares of our common stock at an exercise price of $2.00 per share. All of these warrants are currently exercisable. Of these warrants, 17,000 will expire if not exercised by April 13, 2004 and 100,000 warrants will expire if not exercised by December 18, 2007. We have granted registration rights to the holders of warrants to purchase 100,000 shares of our common stock. See “— Registration Rights” below.

Options

      Options to purchase a total of 4,500,000 shares of common stock may be granted under our 1997 Long Term Incentive Plan. There are outstanding options to purchase a total of 2,297,193 shares of common stock under the plan and 2,197,482 shares remain available for grant. Any shares issued upon exercise of these options will be immediately available for sale in the public market upon our filing of a registration statement after the offering relating to the option plan, subject to the terms of lock-up agreements entered into between certain of our option holders and the underwriters.

Registration Rights

      After the offering, the holders of 4,638,170 shares of our common stock (including 100,000 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. These rights include demand registration rights and rights to require us to include their common stock in future registration statements that we file with the SEC.

      With respect to the shares of common stock issuable upon conversion of our preferred stock (4,538,170 shares), the holders of a majority of the shares are entitled to demand that we file a separate registration statement covering the registration of all or any of their shares six months after the effectiveness of this registration statement. We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with up to two demand registrations. These rights will terminate when the shares subject to registration are freely tradable in the public market without restriction as to timing or amount, or on January 14, 2005, whichever is earlier.

      With respect to the 100,000 shares of common stock issuable upon exercise of outstanding warrants, the holders of at least 10% of our outstanding common stock having registration rights together with all of the holders of the common stock issuable upon exercise of the warrants entitled to registration rights may demand that we file a separate registration statement covering the registration of all or any of their registrable shares. We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with registration.

      Registration of shares of common stock upon the exercise of registration rights would result in the covered shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of those shares.

Delaware Anti-Takeover Law and Restrictive Provisions of Our Certificate of Incorporation and Bylaws

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exemptions, the statute precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale, or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder. An exemption may be applied if:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or

•	the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

In general, our current major stockholders and their affiliates and transferees are excepted from these limitations.

      Under our certificate of incorporation, our board of directors is authorized to create and issue one or more series of preferred stock and to fix the rights and terms of such series without stockholder approval. These shares could have the effect of preventing or discouraging an acquisition of us.

      Our bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders meeting must give notice of any proposals or nominations within a specified time frame. In addition, the bylaws provide that we will hold a special meeting of stockholders only if three of our directors or the President or the Chairman of the Board calls the meeting or if the holders of a majority of the votes entitled to be cast at the meeting make a written demand for the meeting. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the Securities and Exchange Commission.

Limitations on Liability of Officers and Directors

      Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation and bylaws also provide for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, including some instances in which indemnification is otherwise discretionary under the law. See “Management — Indemnification of Directors and Officers.” We will also enter into contractual indemnity arrangements with our directors and executive officers upon the closing of this offering. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as directors and officers.

      There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. In addition, we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer Agent and Registrar

                has been appointed as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

      We will have        shares of common stock outstanding after the completion of this offering (       shares if the underwriters’ overallotment is exercised in full). Of those shares, the        shares of common stock sold in the offering (       shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act). Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144. The remaining 15,451,545 shares of common stock to be outstanding immediately following the completion of this offering are “restricted” which means they were originally sold in certain types of offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144 promulgated under the Securities Act. The holders of approximately 90% of our shares of common stock have agreed to a 180-day “lock-up” with respect to these shares. This generally means they cannot sell these shares during the 180 days following the date of this prospectus without the consent of our underwriters. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144. See “Underwriting” for additional details.

      After the offering, the holders of 4,638,170 shares of our common stock (including 100,000 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

Rule 144

      In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements, and the availability of our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements, or the availability of current public information we refer to above. The shares of our common stock that were outstanding on December 31, 1999 that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	10,546,425 shares will be eligible for sale under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules; and

•	the remaining 4,905,120 shares of common stock will become eligible for sale from time to time after the date of this prospectus under Rule 144 upon expiration of their respective holding periods.

Stock Options

      We have reserved an aggregate of 4,500,000 shares of common stock for issuance under our 1997 Long Term Incentive Plan and have outstanding options to purchase 2,297,193 shares. We intend to register the shares subject to the plan and the options on a Form S-8 Registration Statement following the offering. Subject to restrictions imposed under the plan, and the related option agreements, shares of common stock issued under the plan after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates under Rule 144.

      No public trading market for the common stock existed prior to the offering. No prediction can be made as to the effect, if any, that future sales of shares under Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of common stock into the public market following the offering, or the perception that such sales could occur, could adversely affect the then prevailing market price.

UNDERWRITING

      The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc., Robert W. Baird & Co., and Legg Mason Wood Walker, Incorporated have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us and Mr. Garvey (a selling stockholder), and we and Mr. Garvey are obligated to sell to the underwriters, the number of shares of common stock set forth on the cover page of this prospectus, if any are purchased. Subject to the conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

Number
of
Underwriter	Shares

FleetBoston Robertson Stephens Inc.

U.S. Bancorp Piper Jaffray Inc.

Robert W. Baird & Co.

Legg Mason Wood Walker, Incorporated

Total

      The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $       per share, of which $       may be reallowed to other dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development, and other factors deemed relevant.

      The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      Over-Allotment Option. The underwriters have an over-allotment option, exercisable during the 30-day period after the date of this prospectus, to purchase up to        additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. Mr. James Garvey has an option to sell to the underwriters up to one-half of the total shares purchased by the underwriters upon exercise of their over-allotment option. If the underwriters exercise their over-allotment option to purchase any of the additional shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We and the selling stockholder (if he so elects) will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. The following table summarizes the compensation to be paid by us and the selling stockholder to the underwriters, assuming the over-allotment option is exercised in full and Mr. Garvey elects to sell the maximum number of shares in the over-allotment option:

Total

		Without	With
		Over-	Over-
	Per Share	allotment	allotment

Underwriting Discounts and Commissions payable by us		$	$

Underwriting Discounts and Commissions payable by the selling stockholder		$	$

      We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $          . We will pay the expenses of the selling stockholder other than underwriting discounts and commissions.

      Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholder against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

      Lock-Up Agreements. Each of our executive officers, directors, and the holders of most of our other securities, including the selling stockholder have agreed, during the period of 180 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the Representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

      In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.”

      Listing. Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “IISX.”

      No Prior Public Market. Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the common stock offered by this prospectus has been determined through negotiations between us and the representatives. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development, and other factors deemed relevant.

      Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A “penalty bid” is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Directed Share Program. The underwriters have reserved from five percent (5%) to ten percent (10%) of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates, and persons otherwise connected to us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchased reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

      Other Agreements. FleetBoston Robertson Stephens Inc. served as placement agent in the sale of our shares of Series C preferred stock and was paid customary fees.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock are being passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

EXPERTS

      The consolidated financial statements of Integrated Information Systems, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules which are part of the Registration Statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the Registration Statement from this prospectus. Accordingly, any statements made in this prospectus as to the contents of any contract, agreement, or other document are not necessarily complete. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the Registration Statement or any reports, statements, or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C. 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York, New York 7 World Trade Center Suite 1300 New York, NY 10048	Chicago, Illinois 500 West Madison Street Suite 1400 Chicago, IL 60661-2511

      You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the Registration Statement, will also be available to you on the Internet web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

      We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial information.

INTEGRATED INFORMATION SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1997, 1998, and September 30, 1999 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1998 and 1999 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1999 (unaudited)	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1998 and 1999 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Integrated Information Systems, Inc.:

      We have audited the accompanying consolidated balance sheets of Integrated Information Systems, Inc. as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders’ equity (deficiency), and cash flows for the each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Information Systems, Inc. as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Phoenix, Arizona

February 19, 1999, except for
  the first and second paragraph of note 19
  which is as of April 30, 1999

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,
			September 30,
	1997	1998	1999

			(unaudited)

Assets

Current assets:

Cash and cash equivalents	$90	392	399

Accounts receivable, net	756	1,393	4,315

Income tax receivable	—	—	184

Unbilled revenues on contracts	272	595	914

Prepaid expenses and other current assets	99	137	505

Total current assets	1,217	2,517	6,317

Property and equipment, net	701	864	2,445

Other assets	144	114	169

	$2,062	3,495	8,931

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficiency)

Current liabilities:

Accounts payable and accrued expenses	$445	1,065	1,678

Lines of credit	60	1,000	600

Current installments of long-term debt	113	137	74

Current installments of capital lease obligations	176	271	505

Deferred revenues on contracts	103	28	277

Total current liabilities	897	2,501	3,134

Long-term debt, less current installments	637	489	289

Capital lease obligations, less current installments	348	543	1,085

Deferred tax liability	—	18	86

Total liabilities	1,882	3,551	4,594

Series A Convertible Preferred Stock, $.001 par value, 1,666,666 shares authorized, 1,666,666 shares issued and outstanding at September 30, 1999	—	—	2,882

Series B Convertible Preferred Stock, $.001 par value, 751,879 shares authorized, no shares issued and outstanding at September 30, 1999	—	—	—

Commitments, contingencies and subsequent events (notes 9, 10, 11, 16, 17, 18 and 19)

Stockholders’ equity (deficiency):

Common stock, $.001 par value, authorized 100,000,000 shares, issued and outstanding 10,000,000, 10,524,000 and 10,912,400 (unaudited) shares at December 31, 1997 and 1998 and September 30, 1999, respectively	54	1,031	1,770

Retained earnings (accumulated deficit)	126	(1,087)	(315)

Total stockholders’ equity (deficiency)	180	(56)	1,455

	$2,062	3,495	8,931

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

				Nine Months Ended
	Years Ended December 31,			September 30,

	1996	1997	1998	1998	1999

				(unaudited)

Revenues	$2,456	5,385	7,616	5,313	14,698

Cost of revenues	1,343	3,346	4,256	2,865	7,247

Gross profit	1,113	2,039	3,360	2,448	7,451

Operating expenses:

Selling and marketing	216	510	1,276	902	1,417

General and administrative	658	1,334	3,067	2,221	4,667

Total operating expenses	874	1,844	4,343	3,123	6,084

Income (loss) from operations	239	195	(983)	(675)	1,367

Interest expense, net	(40)	(144)	(212)	(147)	(172)

Income (loss) before taxes	199	51	(1,195)	(822)	1,195

Provision for income taxes	—	—	18	—	423

Net earnings (loss) before preferred dividends	199	51	(1,213)	(822)	772

Cumulative dividend on preferred stock	—	—	—	—	(141)

Net earnings (loss) attributable to common stockholders	$199	51	(1,213)	(822)	631

Earnings (loss) per share:

Basic	$.02	.01	(.12)	(.08)	.06

Diluted	$.02	.01	(.12)	(.08)	.06

Pro forma data (unaudited):

Income taxes (benefit)			$(496)		423

Net earnings (loss)			$(717)		772

Pro forma earnings (loss) per share:

Basic			$(.07)		.06

Diluted			$(.07)		.06

Weighted average common shares outstanding	10,000	10,000	10,273	10,212	10,801

Weighted average common and common equivalent shares outstanding	10,000	10,145	10,273	10,212	12,346

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Years ended December 31, 1996, 1997 and 1998, and the
nine months ended September 30, 1999
(In thousands, except share amounts)

			Retained	Total
	Common Stock		Earnings	Stockholders’
			(Accumulated	Equity
	Shares	Amount	Deficit)	(Deficiency)

Balances, December 31, 1995	10,000,000	$3	(124)	(121)

Net earnings	—	—	199	199

Balances, December 31, 1996	10,000,000	3	75	78

Issuance of warrants	—	51	—	51

Net earnings	—	—	51	51

Balances, December 31, 1997	10,000,000	54	126	180

Issuance of common stock, net	523,500	977	—	977

Exercise of stock options	500	—	—	—

Net loss	—	—	(1,213)	(1,213)

Balances, December 31, 1998	10,524,000	1,031	(1,087)	(56)

Issuance of common stock, net (unaudited)	373,750	711	—	711

Exercise of stock options (unaudited)	3,850	3	—	3

Compensation expense (unaudited)	10,800	22	—	22

Issuance of warrants (unaudited)	—	3	—	3

Net earnings (unaudited)	—	—	772	772

Balances, September 30, 1999 (unaudited)	10,912,400	$1,770	(315)	1,455

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended			Nine Months Ended
	December 31,			September 30,

	1996	1997	1998	1998	1999

				(unaudited)

Cash flows from operating activities:

Net earnings (loss)	$199	51	(1,213)	(822)	772

Adjustments to reconcile net earnings (loss) to net cash used in operating activities:

Depreciation and amortization	75	154	365	255	456

Increase in allowance for doubtful accounts	10	40	65	3	279

Deferred tax liability	—	—	18	—	68

Increase (decrease) in cash resulting from changes in:

Accounts receivable	(255)	(413)	(702)	(219)	(3,202)

Income tax receivable	—	—	—	—	(184)

Unbilled revenues on contracts	—	(270)	(324)	(666)	(319)

Prepaid expenses and other current assets	1	(55)	(38)	(74)	(368)

Other assets	—	(39)	31	39	(55)

Accounts payable and accrued expenses	(73)	231	620	534	614

Deferred revenues on contracts	5	54	(75)	(68)	249

Net cash used in operating activities	(38)	(247)	(1,253)	(1,018)	(1,690)

Cash flows from investing activities:

Capital expenditures	(12)	(186)	(64)	(39)	(971)

Purchase of software license	—	(50)	—	49	—

Net cash used in investing activities	(12)	(236)	(64)	10	(971)

Cash flows from financing activities:

Net borrowings (repayments) on lines of credit	(4)	(9)	940	670	(400)

Borrowings under long-term debt	125	750	—	—	—

Long-term debt repayments	(38)	(87)	(124)	(80)	(263)

Repayment of capital lease obligations	(34)	(84)	(174)	(192)	(290)

Issuance of redeemable convertible preferred stock	—	—	—	—	2,882

Issuance of common stock and exercise of stock options	—	—	977	741	739

Net cash provided by financing activities	49	570	1,619	1,139	2,668

Increase (decrease) in cash and cash equivalents	(1)	87	302	131	7

Cash and cash equivalents, at beginning of year	4	3	90	90	392

Cash and cash equivalents, at end of year	$3	90	392	221	399

Supplemental schedule of noncash investing and financing activities:

Sale of property and equipment and assumption of a receivable	$45	—	—	—	—

Acquisition of property and equipment and assumption of capital lease obligations	$131	452	464	446	1,066

Warrants issued in connection with the execution of long-term debt	$—	51	—	—	—

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1997 and 1998 and the Nine Months Ended
September 30, 1998 and 1999 (Unaudited)

(1)  Nature of Business

      Integrated Information Systems, Inc. (“IIS” or the “Company”) was incorporated in the State of Arizona on January 9, 1989. On January 7, 2000 (unaudited), IIS reincorporated into the State of Delaware by merging IIS, an Arizona corporation (Arizona IIS), into IIS, a Delaware corporation, (Delaware IIS) a wholly owned subsidiary of Arizona IIS with Delaware IIS surviving the merger. Each share of Arizona IIS common stock was exchanged for one share of Delaware IIS common stock and each share of Arizona IIS preferred stock was exchanged for one share of Delaware IIS preferred stock. All shares of stock are subject to the same terms, conditions, and restrictions, if any, as existed immediately prior to the merger and all rights, liabilities and obligations of Arizona IIS were assumed by Delaware IIS. IIS provides internet professional services to businesses seeking to utilize the web to strengthen relationships with customers, business partners, and other constituents.

(2)  Summary of Significant Accounting Policies

  (a)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (b)  Principles of Consolidation

The consolidated financial statements include the accounts of Integrated Information Systems, Inc. and its wholly-owned subsidiary (“IIS” or the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c)  Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  (d)  Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets which range from three to seven years. Assets acquired under capital lease obligations and leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease terms.

  (e)  Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (f)  Revenue Recognition

Revenues for time-and-material contracts are recognized as the services are rendered. Revenues pursuant to fixed fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of labor hours incurred to total estimated labor hours). Fixed fee contracts entered into before design is completed are accounted for by deferring profit until reasonable estimates of total contract costs can be made. Revenues from maintenance agreements are recognized as earned over the terms of the agreements.

Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. Unbilled revenues on contracts are comprised of earnings on certain contracts in excess of contractual billings on such contracts. Billings in excess of earnings are classified as deferred revenues on contracts.

  (g)  Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains allowances for potential credit losses and such losses have been within management’s expectations. Write-offs of accounts receivable have not been material. The Company’s customers operate in many industry segments and are headquartered primarily in the Unites States of America.

  (h)  Stock Option Plan

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and to adopt the “disclosure only” alternative treatment under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

  (i)  Research and Development Costs

Research and development expenditures are charged to operations as incurred. Expenditures for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999 were $0, $2,230, $229,085 and $33,024 (unaudited), respectively.

  (j)  Income Taxes

On August 24, 1998, the Company terminated its election to be taxed as a subchapter S Corporation for Federal and State of Arizona income tax reporting purposes and began utilizing the method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109). Pursuant to SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

From January 1, 1996 through August 23, 1998, the Company, with the consent of its stockholder, had elected to be taxed as a subchapter S corporation for Federal and State of Arizona income tax

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting purposes. All income or loss “flows through” to the individual stockholder who is to report the income or loss on his individual income tax return. Accordingly, no provision or liability for Federal or State of Arizona corporate income taxes is reflected for this period in these consolidated financial statements.

  (k)  Segment Reporting

The Company has only one operating business segment, providing internet professional services.

  (l)  Unaudited Interim Financial Information

The unaudited interim financial statements as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations, and cash flows as of and for the periods presented. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

(3)  Accounts Receivable

      Accounts receivable consist of the following (amounts in thousands):

	December 31,
			September 30,
	1997	1998	1999

			(unaudited)

Trade accounts receivable	$806	1,508	4,710

Less allowance for doubtful accounts	(50)	(115)	(395)

	$756	1,393	4,315

(4)  Unbilled and Deferred Revenues on Contracts

      Unbilled revenues on contracts are comprised of costs, plus earnings on certain contracts, based on the percentage-of-completion method, in excess of contractual billings on such contracts. These amounts are billed after year-end and are expected to be collected within 90 days. Billings in excess of costs plus earnings are classified as deferred revenues.

      Information with respect to contracts in progress at December 31, 1997 and 1998, and the nine months ended September 30, 1999 (unaudited) follows (amounts in thousands):

	Years Ended
	December 31,		Nine Months Ended
			September 30,
	1997	1998	1999

			(unaudited)

Costs incurred on uncompleted contracts and estimated fees	$960	2,633	7,095

Less: Billings on uncompleted contracts	791	2,066	6,458

	$169	567	637

Classified on the balance sheet as follows:

Unbilled revenues on contracts	$272	595	914

Deferred revenues on contracts	103	28	277

	$169	567	637

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)  Property and Equipment

      A summary of property and equipment at December 31, 1997 and 1998 and September 30, 1999 (unaudited) follows (amounts in thousands):

	December 31,
			September 30,
	1997	1998	1999

			(unaudited)

Computer equipment	$193	255	563

Computer and telephone equipment under capital leases	668	1,132	2,196

Furniture and fixtures	110	107	588

Office equipment	50	50	80

Leasehold improvements	—	5	160

	1,021	1,549	3,587

Less accumulated depreciation and amortization	320	685	1,142

Property and equipment, net	$701	864	2,445

(6)  Lines of Credit

      On June 12, 1997, the Company entered into a $600,000 line of credit with a bank, replacing a line of credit, which was subject to renewal on June 12, 1998. The interest rate on amounts borrowed under this line of credit was prime plus 6.75% but in no event less than 15%. The line was secured by accounts receivable, equipment and the guarantee of the majority stockholder. On October 17, 1997, the Company increased this line of credit to $800,000 and reduced the interest rate to prime plus 5%, but not less than 13.5%. No balance under this line of credit was outstanding as of December 31, 1997.

      On December 18, 1997, the Company entered into a $750,000 line of credit with a bank, replacing the previously described line of credit, which was subject to renewal on December 31, 1999. The interest rate on amounts borrowed under this line of credit was prime (8.5% as of December 31, 1997) plus 0.5% payable monthly. The line is secured by accounts receivable, inventory, equipment, furniture and intellectual property. At December 31, 1997 and 1998, $60,000 and $750,000 were outstanding under this line of credit.

      On December 28, 1998, the Company entered into a $250,000 line of credit with a bank, which matured on March 31, 1999. The interest rate on amounts borrowed under this line of credit was prime (7.75% as of December 31, 1998) plus 4.0% payable monthly. The line was secured by accounts receivable, inventory, equipment, furniture and intellectual property. At December 31, 1998, $250,000 was outstanding under this line of credit.

      Subsequent to December 31, 1998, the Company repaid both of the aforementioned lines of credit from preferred stock proceeds (unaudited) (note 19).

      Effective April 30, 1999, the Company amended the two previously described lines of credit. The amended facility increased the line of credit available to $2,000,000. The interest rate on the amounts borrowed under the line of credit is prime (8.5% as of September 30, 1999) plus 1% payable monthly. The line is secured by accounts receivable, inventory, equipment and furniture. At September 30, 1999, $600,000 (unaudited) was outstanding under this line of credit.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)  Long-Term Debt

      A summary of long-term debt as of December 31, 1997 and 1998 and September 30, 1999 (unaudited) follows (amounts in thousands):

	December 31,
			September 30,
	1997	1998	1999

			(unaudited)

Note payable, interest at prime (7.75% as of December 31, 1998) plus 1% due in monthly installments of $16,049 through November 30, 2002, secured by accounts receivable, inventory, equipment, furniture and intellectual property. The balance of this note was repaid from a new line of credit (note 19)	$750	626	—

Note payable, interest at prime (8.5% as of September 30, 1999) plus 1% due in monthly installments through June 30, 2004, secured by assets of the Company (unaudited)	—	—	363

Total long-term debt	750	626	363

Less current installments of long-term debt	113	137	74

Long-term debt, excluding current installments	$637	489	289

      The future maturities of long-term debt are as follows (amounts in thousands):

	December 31,	September 30,
	1998	1999

		(unaudited)

Twelve month period ending:

1999	$137	—

2000	150	74

2001	166	81

2002	173	88

2003	—	95

Thereafter	—	25

	$626	363

(8)  Capital Lease Obligations

      The Company is obligated under various capital leases primarily for computer and office equipment that expire at various dates through 2002. These leases meet the various criteria of capital leases and are, therefore, classified as capital lease obligations.

      Capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in each of the leases. The following is a schedule of the future minimum lease payments required

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the capital leases as of December 31, 1998 and September 30, 1999 (unaudited) (amounts in thousands):

	December 31,	September 30,
	1998	1999

		(unaudited)

1999	$360	—

2000	300	773

2001	260	721

2002	68	317

Total minimum capital lease payments	988	1,811

Less amount representing interest (11.2% to 33.6%)	174	221

Capital lease obligations	814	1,590

Less current installments of capital lease obligations	271	505

Capital lease obligations, less current installments	$543	1,085

      The leased furniture and equipment has been included in property and equipment at a total cost of $668,001 and $1,132,330, and $2,196,091 (unaudited) at December 31, 1997 and 1998, and September 30, 1999, respectively. Accumulated depreciation related to this furniture and equipment was $164,473 and $429,985, and $748,344 (unaudited) at December 31, 1997 and 1998, and September 30, 1999, respectively.

(9)  Operating Lease Commitments

      The Company has entered into various non-cancelable operating lease agreements for office space, automobiles, and office equipment. The terms of these agreements range from 3 to 6 years and all of the leases require monthly payments. The Company is generally responsible for all executory costs including maintenance, insurance, utilities and taxes. Total rent expense was $101,600, $207,490 and $447,445, and $453,692 (unaudited) for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1999, respectively.

      A summary of the future minimum lease payments under operating leases after December 31, 1998 and September 30, 1999 (unaudited) follows (amounts in thousands):

	December 31,	September 30,
	1998	1999

		(unaudited)

1999	$658	—

2000	898	2,322

2001	929	4,133

2002	957	4,455

2003	603	3,787

Thereafter	—	15,881

	$4,045	30,578

      It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future rent expense will be greater than rent expense shown for 1998.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)  Income Taxes

      The provision for income taxes is as follows (amounts in thousands):

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	1998	1999

		(unaudited)

Current expense:

Federal	$—	275

State	—	80

	—	355

Deferred expense (benefit):

Federal	14	49

State	4	19

	18	68

Total income taxes	$18	423

      The provision for income taxes differs from the amount computed by applying the statutory federal corporate income tax rate of 34% to income before income taxes. The sources and tax effects of the differences are as follows (amounts in thousands):

	December 31,	September 30,
	1998	1999

		(unaudited)

Computed expected income tax expense (benefit)	$(406)	406

Nondeductible permanent differences	8	12

State income taxes, net of federal benefit	(3)	66

Nontaxable S corporation loss	422	—

Cash to accrual conversion	—	(94)

Other	(3)	33

	$18	423

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (amounts in thousands):

	December 31,	September 30,
	1998	1999

		(unaudited)

Deferred tax assets:

Bad debts	$22	158

Prepaid expenses and other current assets	29	8

Accrued vacation	30	69

Net operating loss carryforward	74	—

Gross deferred tax assets	155	235

Deferred tax liabilities:

Property, plant and equipment, principally due to differences in depreciation	(25)	(104)

Prepaid expenses	—	(192)

Other deferred liabilities	(148)	(25)

Gross deferred tax liability	(173)	(321)

Net deferred tax liability	$(18)	(86)

      Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets; therefore, no valuation allowance has been established as of December 31, 1998 or as of September 30, 1999 (unaudited).

(11)  Retirement Plan

      The Company established a qualified 401(k) salary deferral plan (defined contribution plan) in July 1996. The plan covers substantially all full-time employees who have completed ninety days of service. Subject to limits imposed by Internal Revenue Service regulations and other options retained by the Company affecting participant contributions, participants may voluntarily contribute between 2% and 10% (subsequently increased to 15%) of their annual wages not to exceed limits established by the Tax Reform Act of 1986. The Company is required to match 25% of the first 4% of participants’ contributions. Participants are immediately vested in the amount of their contributions. Participants vest over a six-year period with respect to employer contributions. The Company’s 401(k) salary deferral plan expense was $5,068, $13,741, $29,678 and $37,833 (unaudited) for the years ended December 31, 1996, 1997, 1998, and the nine months ended September 30, 1999, respectively.

(12)  Convertible Preferred Stock

      Series A 10% Convertible Preferred Stock (“Series A Stock”) is $.001 par value and has a liquidation value of $1.80 per share. The holder of Series A Stock is entitled to an annual cumulative dividend of 10% of the liquidation value. Cumulative dividends at September 30, 1999 total $140,547 (unaudited). The Series A stock is convertible into common stock at the option of the holder at a conversion price of $1.80 per share. The Company may require conversion of the Series A Stock into common stock upon effecting an underwritten Initial Public Offering, as defined. The Series A Stock is mandatorily redeemable by the holder in the event that an Initial Public Offering has not occurred prior to the fifth anniversary date of the first issuance of Series A Stock. The holder of the Series A Preferred is entitled to one vote for each share of common stock into which it may convert.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Series B 10% Convertible Preferred Stock (“Series B Stock”) is $.001 par value and is entitled to one vote for each share of common stock into which it may covert. The Series B Stock is entitled to the same dividends as the Series A Stock. Each share of Series B Stock is generally convertible to common stock at the weighted average price per share of the then outstanding shares of Series B Stock. There were no shares of Series B Stock issued or outstanding as of September 30, 1999 (unaudited).

(13)  Stockholders’ Equity

      On September 1, 1997, the Company amended its articles of incorporation to increase its authorized shares from 1,000,000 to 50,000,000 (see note 19) and enacted a stock split such that 3,000 issued and outstanding shares of common stock were subdivided and changed into 10,000,000 issued and outstanding shares of common stock. All disclosures of shares of common stock have been changed in the accompanying financial statements to reflect this amendment.

      During 1998 and 1999, the Company sold shares of common stock through a private placement. As of December 31, 1998, 523,500 shares had been sold at a price of $2.00 per share for cash proceeds of $977,131, net of expenses. During the nine months ended September 30, 1999, the Company sold 373,750 (unaudited) shares at a price of $2.00 (unaudited) per share for cash proceeds of $711,029 (unaudited), net of expenses.

(14)  Incentive Stock Option Plan and Warrants

      The Company adopted an Incentive Stock Option Plan in January 1997 (the “Plan”) pursuant to the Internal Revenue Code. Common stock reserved for grants to key employees of the Company under the Plan total 2,000,000 shares at December 31, 1998 and 2,500,000 (unaudited) shares at September 30, 1999. Options become exercisable over varying periods up to five years and expire at the earlier of termination of employment or ten years after the date of grant. The options under the Plan have been granted at the fair market value of the Company’s stock at the date of grant as determined by the Company’s Board of Directors. Per the Plan, options may be granted within a period of ten years from the adoption date of the Plan.

      At December 31, 1998, there were 957,000 shares available for grant under the Plan. As of September 30, 1999, there were 362,740 (unaudited) shares available for grant under the Plan. The per share weighted average fair value of stock options granted under the Plan for the periods ended December 31, 1997 and 1998, and September 30, 1999, was $.20 and $.33, and $.39 (unaudited), respectively, based on the date of grant using the minimum value method with the following weighted average assumptions:

	December 31,
			September 30,
	1997	1998	1999

			(unaudited)

Expected life (years)	3.75	3.75	3.60

Risk-free interest rate	6.00%	5.00%	5.00%

Dividend yield	0.00%	0.00%	0.00%

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Options Outstanding

		Weighted
		Average
	Shares	Exercise Price

Outstanding, December 31, 1996	—	$—

Granted	740,000	1.01

Outstanding, December 31, 1997	740,000	1.01

Granted	440,500	2.00

Exercised	500	.50

Canceled	137,000	1.13

Outstanding, December 31, 1998	1,043,000	1.42

Granted	1,193,260	2.40

Exercised	3,850	0.93

Canceled	95,150	2.00

Outstanding, September 30, 1999 (unaudited)	2,137,260	$1.95

      The following table summarizes information about the stock options outstanding at December 31, 1998 (unaudited):

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.50	400,000	8.50	$0.50	40,000	$0.50
$2.00	643,000	9.30	$2.00	35,250	$2.00

$0.50 - $2.00	1,043,000	8.83	$1.42	75,250	$1.21

      The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net earnings (loss) would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,

	1996	1997	1998

Net income (loss)

As reported	$199	51	(1,213)

Pro forma	$199	40	(1,264)

      During December 1997, the Company issued 100,000 warrants to purchase shares of common stock in connection with long-term debt provided by a bank. The warrants are exercisable at $2.00 per share and expire December 18, 2007. The value assigned to the warrants totaling $50,548 is charged to interest expense over the term of the related debt.

      During April 1999, the Company issued 17,000 (unaudited) warrants to purchase shares of common stock in connection with a private placement memorandum. The warrants are exercisable at $2.00 per share and expire April 13, 2004. The value assigned to the warrants totaling $3,161 (unaudited) was netted against proceeds from the private placement.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)  Net Earnings (Loss) Per Share

      The following table sets forth the computation of basic and diluted net earnings (loss) per share (in thousands, except per share amounts):

				Nine Months
				Ended
	Years Ended December 31,			September 30,

	1996	1997	1998	1998	1999

				(unaudited)

Net earnings (loss)	$199	51	(1,213)	(822)	772

Preferred stock dividends	—	—	—	—	(141)

Net earnings (loss) attributable to common stockholders	$199	51	(1,213)	(822)	631

Effect of dilutive securities:

Preferred stock dividend	—	—	—	—	141

Net earnings (loss) attributable to common stockholders after assumed conversion	$199	51	(1,213)	(822)	772

Weighted average outstanding common shares	10,000	10,000	10,273	10,212	10,801

Effect of dilutive securities:

Stock options and warrants	—	145	283	283	507

Convertible preferred stock	—	—	—	—	1,038

Antidilutive effect of dilutive services	—	—	(283)	(283)	—

Weighted average and common equivalent shares outstanding	10,000	10,145	10,273	10,212	12,346

Basic net income (loss) per share	$.02	.01	(.12)	(.08)	.06

Diluted net income (loss) per share	$.02	.01	(.12)	(.08)	.06

(16)  Significant Customers

      Three customers accounted for 17%, 16% and 12% of total revenues for the year ended December 31, 1996. Two customers accounted for 24% and 16% of total revenue for the year ended December 31, 1997. Three customers accounted for 16%, 14% and 12% of total revenue for the year ended December 31, 1998. One customer accounted for 35% of total revenue for nine months ended September 30, 1999 (unaudited). Four customers accounted for 20%, 20%, 11% and 11% of the total accounts receivable balance at December 31, 1996. Three customers accounted for 19%, 18% and 12% of the total accounts receivable balance at December 31, 1997. One customer accounted for 20% of the total accounts receivable balance at December 31, 1998. One customer accounted for 32% of the total accounts receivable balance at September 30, 1999 (unaudited).

(17)  Contingencies

      The Company is involved in litigation and claims arising in the normal course of operations. In the opinion of management, based on consultation with legal counsel, losses, if any, from this litigation are immaterial; therefore, no provision has been made in the accompanying consolidated financial statements for losses, if any, that might result from the ultimate outcome of these matters.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(18)  Year 2000 Issue

      In 1998, the Company developed a plan to deal with the Year 2000 related issues and began modifying and/or converting its computer systems to be Year 2000 compliant. The plan provides for the modification and conversion efforts to be completed by June 30, 1999. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Management is in the process of assessing Year 2000 remediation efforts of the Company’s significant suppliers. Although management believes its efforts minimize the potential adverse effects on the Company, there can be no absolute assurance that all its suppliers will become Year 2000 compliant on time or in a way that will be compatible with the Company’s systems. The Company will evaluate appropriate courses of action, including replacement of certain systems whose associated costs would be recorded as assets and subsequently amortized, or modification of its existing systems which costs would be expensed as incurred. The Company does not believe expenditures to be Year 2000 compliant have been material. However, there can be no assurance that the Company will be able to completely resolve all Year 2000 issues or that the ultimate cost to identify and implement solutions to all Year 2000 issues will not be material to the Company.

(19)  Subsequent Events

      On April 15, 1999, the Company received $3,000,000 from the sale of 1,666,666 shares of Series A preferred stock. The preferred stock is entitled to one vote per share on an as converted basis and restricts the Company from certain transactions including significant asset sales, mergers, liquidation, stock issuances, incurrence of debt and the payment of dividends. The agreement also provides for the holder of the Series A preferred stock to invest an additional $2,000,000 by purchasing Series B preferred stock. A portion of the proceeds from the issuance of the Series A preferred stock was used to repay the lines of credit balances outstanding at December 31, 1998.

      On April 30, 1999, the Company entered into a $2,000,000 revolving line of credit with a bank which is subject to renewal on April 30, 2000. The interest rate on amounts borrowed under this line of credit is prime plus 1.00%, payable monthly. The line is secured by accounts receivable, inventory, fixed and intangible assets. Proceeds from the line of credit are to be used to repay the note payable (note 7). Additionally, the Company entered into a $600,000 computer equipment lease with the same bank to be paid over a 30-month period.

      The following five paragraphs are unaudited:

      In June 1999, the Company entered into a $600,000 term loan with a bank. The interest rate on amounts borrowed on the term loan is prime plus 1.0%, payable monthly through June 2004. The loan is secured by accounts receivable, inventory, fixed and intangible assets. In December 1999, the term loan was amended to increase the amount available to $2,100,000.

      In November 1999, the Company received $2,000,000 from the sale of 751,879 shares of Series B Convertible Preferred Stock. The terms of the Series B preferred stock are similar to the Series A preferred stock.

      During 1999, the Company entered into two additional computer equipment leases totaling $1.1 million to be paid over a 30-month period.

      In January 2000, IIS, reincorporated into the State of Delaware. The number of authorized shares of the new corporation is 100,000,000 shares of common stock, par value $.001 per share, and 15,000,000 shares of preferred stock, par value $.001.

      In January 2000, the Company received $20.2 million from the sale of 2,119,625 shares of Series C Convertible Preferred Stock. The terms of the Series C preferred stock are similar to the Series A preferred stock.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(20)  Supplemental Financial Information

      A summary of additions and deductions related to the allowances for accounts receivable and inventories for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999 (unaudited) follows (in thousands):

	Balances at	Charged to
	Beginning	Costs and		Balance at
	of Year	Expenses	Deductions	End of Year

Allowance for doubtful accounts:

1996	$—	17	7	10

1997	10	41	1	50

1998	50	78	13	115

Through September 30, 1999 (unaudited)	115	448	168	395

(21)  Quarterly Financial Data (Unaudited)

      A summary of the quarterly data for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 (unaudited) follows (in thousands, except per share amounts):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share amounts)

Year ended December 31, 1997:

Total revenues	$1,097	1,315	1,599	1,374

Gross profit	$324	651	407	657

Operating expenses	$271	286	371	916

Operating income	$53	365	36	(259)

Net earnings (loss)	$46	343	4	(342)

Basic earnings (loss) per share	$.01	.03	—	(.03)

Diluted earnings (loss) per share	$.01	.03	—	(.03)

Year ended December 31, 1998:

Total revenues	$1,149	1,999	2,165	2,303

Gross profit	$317	1,102	1,029	912

Operating expenses	$844	993	1,286	1,220

Operating income	$(528)	109	(257)	(307)

Net earnings (loss)	$(574)	67	(316)	(390)

Basic earnings (loss) per share	$(.06)	.01	(.03)	(.04)

Diluted earnings (loss) per share	$(.06)	.01	(.03)	(.04)

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	First	Second	Third
	Quarter	Quarter	Quarter

	(in thousands, except per share
	amounts)

Nine months ended September 30, 1999 (unaudited):

Total revenues	$3,253	5,050	6,395

Gross profit	$1,605	2,800	3,046

Operating expenses	$1,267	1,886	2,931

Operating income	$338	914	114

Net earnings (loss)	$180	559	32

Basic earnings (loss) per share	$.02	.05	—

Diluted earnings (loss) per share	$.02	.04	—

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

      This table sets forth the estimated expenses in connection with the distribution of the securities being registered hereunder, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration Fee	$18,216

NASD filing fee	5,000

Nasdaq National Market Listing fee	95,000

*Blue Sky fees and expenses	10,000

*Printing, engraving and mailing expenses	250,000

*Legal fees and expenses	300,000

*Accounting fees and expenses	200,000

*Transfer agent and registrar’s fees	15,000

*Miscellaneous expenses	106,784

Total	1,000,000

*	Estimated

Item 14.  Indemnification of Directors and Officers.

      Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by our board of directors.

      The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators. We will also enter into contractual indemnity arrangements with our directors and executive officers upon the closing of the offering.

      The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      We have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the exhibits hereto.

      See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.  Recent Sales of Unregistered Securities.

1.	Stock Options. From May 9, 1997 through December 9, 1999, we granted options to purchase an aggregate of 2,330,750 shares of our common stock to 362 employees pursuant to our 1997 Long Term Incentive Plan in reliance on Rule 701 promulgated under the Securities Act and under Section 4(2) of the Securities Act.

2.	Warrant. In connection with our credit facilities agreement with Imperial Bank, on December 18, 1997 we issued the bank a warrant to purchase 100,000 shares of our common stock at $2.00 per share. This issuance was made in reliance on Section 4(2) of the Securities Act.

3.	Common Stock. Between March 1998 and April 1999, we issued and sold a total of 897,250 shares of our common stock for $1,794,500 in a private placement to accredited investors in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

4.	Warrant. On April 14, 1999, we issued a warrant to purchase 17,000 shares of our common stock at $2.00 per share to a registered representative who assisted in the placement of our common stock. This issuance was made in reliance on Section 4(2) of the Securities Act.

5.	Series A Preferred Stock. On April 12, 1999, we issued and sold 1,666,666 shares of our Series A preferred stock for $2,999,999 in a private placement to a related group of three institutional accredited investors in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

6.	Series B Preferred Stock. Pursuant to an option to purchase Series B preferred stock granted in connection with the sale of the Series A preferred stock, on November 4, 1999, we issued and sold 751,879 shares of our Series B preferred stock for $1,999,998 in a private placement to a related group of three institutional accredited investors in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

7.	Series C Preferred Stock. On January 14, 2000, we issued and sold 2,119,625 shares of our Series C preferred stock for $20,199,999 in a private placement to eight related groups of institutional and other accredited investors in reliance on the exemption provided by Section 4(2) and/ or Rule 506 of Regulation D under the Securities Act.

8.	Reincorporation. On January 7, 2000, we reincorporated from Arizona to Delaware by way of a merger with and into a newly-formed, wholly-owned Delaware subsidiary corporation. In the merger, each share of issued and outstanding common stock of the Arizona corporation was exchanged for one share of common stock of the new Delaware corporation, and each option to purchase shares of common stock of the Arizona corporation entitled the holder to purchase a like number of shares of common stock of the Delaware corporation on the same terms. Exemption from registration for this transaction was claimed pursuant to Rule 145 under the Securities Act for transactions the sole purpose of which is to change the issuer’s domicile within the United States.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits:

Exhibit
No.	Description

1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation currently in effect
3.2	Amended and Restated Certificate of Incorporation to be in effect after the effective date of the registration statement
3.3	Amended and Restated By-Laws currently in effect
3.4	Amended and Restated By-Laws to be in effect after the effective date of the registration statement*
4.1	Specimen certificate for shares of the registrant’s common stock*
4.2	Warrant granted to Imperial Bank dated December 18, 1997
4.3	Warrant dated April 14, 1999
4.4	Amended and Restated Registration Agreement dated January 13, 2000
5	Opinion of Snell & Wilmer L.L.P.*
10.1	Integrated Information Systems, Inc. 1997 Long Term Incentive Plan, as amended
10.2	Integrated Information Systems, Inc. 2000 Employee Stock Purchase Plan
10.3	Employment Agreement between the registrant and James G. Garvey, Jr.
10.4	Employment Agreement between the registrant and David Wirthlin
10.5	Employment Agreement between the registrant and Sandra Bates
10.6	Employment Agreement between the registrant and Jeffrey Frankel
10.7	Master Agreement for Consulting Services between the registrant and American Express Travel Related Services Company dated April 30, 1997
10.8(a)	Credit Facilities Agreement between the registrant and Imperial Bank amended and restated as of April 30, 1999
10.8(b)	Restated Facility Promissory Note dated April 30, 1999
10.8(c)	Restated Security Agreement dated April 30, 1999
10.8(d)	Restated Security Agreement and Mortgage for Trademarks and Copyrights dated April 30, 1999
10.8(e)	First Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of June 30, 1999
10.8(f)	Term Loan Note dated June 30, 1999
10.8(g)	Second Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of December 20, 1999
10.9	Lease Agreement between the registrant and AmberJack Ltd. dated December 8, 1998
10.10	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999
10.11	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999
10.12	Assignment and Assumption of Lease Agreement between the registrant and Universal Pensions, Inc. dated September 8, 1999
10.13	Lease Agreement between the registrant and Amberjack Ltd. dated April 25, 1997

Exhibit
No.	Description

10.14	Sublease Agreement between the registrant and Bank of America, FSB d/b/a BankAmerica Housing Services, dated May 10, 1998
10.15	Lease Agreement between the registrant and Information Technology Park Limited dated August 2, 1999
10.16	Lease Agreement between the registrant and 3930 Building Partnership dated November 30, 1999
10.17	Equipment Acquisition Agreement between the registrant and BancBoston Leasing Inc. dated June 1, 1998
10.18	Master Lease Finance Agreement between the registrant and BancBoston Leasing Inc. dated February 20, 1998
10.19	Master Lease Finance Agreement between the registrant and Imperial Bank dated April 8, 1999
10.20	Form of Indemnity Agreement between the registrant and its directors and executive officers
10.21	Lease Agreement between the registrant and MCW Brickyard Commercial, LLC dated October 5, 1999
10.22	Master Consulting Services Agreement between the registrant and realink.com, Corporation dated September 14, 1999
23.1	Consent of KPMG LLP
23.2	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as Exhibit 5)*
24	Powers of Attorney (set forth in signature page included in registration statement)
27.1	Financial Data Schedule for the year ended December 31, 1997
27.2	Financial Data Schedule for the year ended December 31, 1998
27.3	Financial Data Schedule for the nine month period ended September 30, 1999

*	To be filed by amendment.

(b) Financial Statement Schedules:

      None.

Item 17.  Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons under the provisions of our certificate of incorporation, bylaws or laws of the State of Delaware or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Under the requirements of the Securities Act of 1933, Integrated Information Systems, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on this 18th day of January, 2000.

INTEGRATED INFORMATION SYSTEMS, INC.

By:	/s/ JAMES G. GARVEY, JR.

Name: James G. Garvey, Jr.
Title: President, Chief Executive
Officer, and Chairman

Power of Attorney

      The Registrant and each person whose signature appears below constitutes and appoints James Garvey, David Wirthlin, and Jeffrey Frankel, and any agent for service named in this Registration Statement and each of them, his, her, or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her, or it and in his, her, or its name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed under Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ JAMES G. GARVEY, JR. James G. Garvey, Jr.	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	January 18, 2000

/s/ DAVID A. WIRTHLIN David A. Wirthlin	Director, Chief Financial Officer, and Treasurer (Principal Financing and Accounting Officer)	January 18, 2000

/s/ ALAN HALD Alan Hald	Director	January 18, 2000

/s/ DANIEL FOREMAN Daniel Foreman	Director	January 18, 2000

/s/ STEPHEN LINDSTROM Stephen Lindstrom	Director	January 18, 2000

Name and Signature	Title	Date

/s/ DANIEL ROCHE Daniel Roche	Director	January 18, 2000

/s/ KEITH WALZ Keith Walz	Director	January 18, 2000

EXHIBIT INDEX

Exhibit
No.	Description

1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation currently in effect
3.2	Amended and Restated Certificate of Incorporation to be in effect after the effective date of the registration statement
3.3	Amended and Restated By-Laws currently in effect
3.4	Amended and Restated By-Laws to be in effect after the effective date of the registration statement*
4.1	Specimen certificate for shares of the registrant’s common stock*
4.2	Warrant granted to Imperial Bank dated December 18, 1997
4.3	Warrant dated April 14, 1999
4.4	Amended and Restated Registration Agreement dated January 13, 2000
5	Opinion of Snell & Wilmer L.L.P.*
10.1	Integrated Information Systems, Inc. 1997 Long Term Incentive Plan, as amended
10.2	Integrated Information Systems, Inc. 2000 Employee Stock Purchase Plan
10.3	Employment Agreement between the registrant and James G. Garvey, Jr.
10.4	Employment Agreement between the registrant and David Wirthlin
10.5	Employment Agreement between the registrant and Sandra Bates
10.6	Employment Agreement between the registrant and Jeffrey Frankel
10.7	Master Agreement for Consulting Services between the registrant and American Express Travel Related Services Company dated April 30, 1997
10.8(a)	Credit Facilities Agreement between the registrant and Imperial Bank amended and restated as of April 30, 1999
10.8(b)	Restated Facility Promissory Note dated April 30, 1999
10.8(c)	Restated Security Agreement dated April 30, 1999
10.8(d)	Restated Security Agreement and Mortgage for Trademarks and Copyrights dated April 30, 1999
10.8(e)	First Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of June 30, 1999
10.8(f)	Term Loan Note dated June 30, 1999
10.8(g)	Second Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of December 20, 1999
10.9	Lease Agreement between the registrant and AmberJack Ltd. dated December 8, 1998
10.10	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999
10.11	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999
10.12	Assignment and Assumption of Lease Agreement between the registrant and Universal Pensions, Inc. dated September 8, 1999
10.13	Lease Agreement between the registrant and Amberjack Ltd. dated April 25, 1997
10.14	Sublease Agreement between IIS and Bank of America, FSB d/b/a BankAmerica Housing Services, dated May 10, 1998
10.15	Lease Agreement between IIS and Information Technology Park Limited dated August 2, 1999
10.16	Lease Agreement between the registrant and 3930 Building Partnership dated November 30, 1999

Exhibit
No.	Description

10.17	Equipment Acquisition Agreement between the registrant and BancBoston Leasing Inc. dated June 1, 1998
10.18	Master Lease Finance Agreement between the registrant and BancBoston Leasing Inc. dated February 20, 1998
10.19	Master Lease Finance Agreement between the registrant and Imperial Bank dated April 8, 1999
10.20	Form of Indemnity Agreement between the registrant and its directors and executive officers
10.21	Lease Agreement between the registrant and MCW Brickyard Commercial, LLC dated October 5, 1999
10.22	Master Consulting Services Agreement between the registrant and realink.com, Corporation dated September 14, 1999
23.1	Consent of KPMG LLP
23.2	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as Exhibit 5)*
24	Powers of Attorney (set forth in signature page included in registration statement)
27.1	Financial Data Schedule for the year ended December 31, 1997
27.2	Financial Data Schedule for the year ended December 31, 1998
27.3	Financial Data Schedule for the nine month period ended September 30, 1999

*	To be filed by amendment.